FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Renaissance Mortgage Acceptance Corp.	**0001164604**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 28, 2005, Series 2005-2	**333-122940**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2005

RENAISSANCE MORTGAGE ACCEPTANCE CORP.

By: ______________________________
Name: MORRIS KUTCHER
Title: VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_rnnt0502_mkt_mo9 - Price/Yield - NIM

Losses start in month 9

Price = 100

Balance	$32,300,000.00	LIBOR	Forward	Delay	0
Coupon	5.193	Penalty Credit	90%	Dated	6/29/2005
Settle	6/29/2005	Delinq	25%	First Payment	7/25/2005

Default	75% Base Loss	100% Base Loss	125% Base Loss	150% Base Loss	175% Base Loss	200% Base Loss	250% Base Loss	300% Base Loss
70% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.250	5.250
WAL	0.80	0.81	0.82	0.84	0.85	0.88	1.20	2.56
Mod Durn	0.76	0.77	0.78	0.79	0.81	0.83	1.10	2.16
Principal Window	1 - 21	1 - 21	1 - 22	1 - 23	1 - 25	1 - 27	1 - 98	1 - 181
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.33%	0.44%	0.60%	0.79%	1.09%	1.44%	8.12%	9.75%
85% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.250	-5.691
WAL	0.80	0.81	0.82	0.84	0.86	0.88	1.61	6.15
Mod Durn	0.76	0.77	0.78	0.79	0.81	0.84	1.42	2.88
Principal Window	1 - 21	1 - 22	1 - 23	1 - 24	1 - 26	1 - 29	1 - 141	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	18.59%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.33%	0.48%	0.66%	0.86%	1.17%	1.63%	8.12%	9.75%
100% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-2.107	-19.584
WAL	0.79	0.80	0.82	0.84	0.86	0.92	4.15	6.58
Mod Durn	0.75	0.76	0.78	0.79	0.81	0.86	1.70	0.86
Principal Window	1 - 21	1 - 22	1 - 23	1 - 25	1 - 27	1 - 86	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	11.55%	20.12%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.33%	0.48%	0.66%	0.93%	1.26%	6.50%	8.12%	9.75%
115% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-10.759	-20.819
WAL	0.79	0.80	0.82	0.84	0.87	1.36	4.75	6.80
Mod Durn	0.75	0.76	0.78	0.79	0.82	1.22	0.84	0.86
Principal Window	1 - 21	1 - 22	1 - 24	1 - 26	1 - 30	1 - 172	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	13.69%	20.90%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.33%	0.48%	0.72%	1.01%	1.51%	6.50%	8.12%	9.75%
130% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	-2.419	-12.929	-21.729
WAL	0.79	0.80	0.82	0.84	0.89	2.82	5.18	6.95
Mod Durn	0.75	0.76	0.78	0.80	0.84	0.82	0.84	0.86
Principal Window	1 - 22	1 - 23	1 - 24	1 - 27	1 - 37	1 - 36	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	6.91%	15.22%	21.44%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.73%
Collat Loss (NIM Mat)	0.36%	0.53%	0.72%	1.08%	2.32%	6.50%	8.12%	9.73%
150% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	-5.754	-14.671	-21.414
WAL	0.79	0.80	0.82	0.86	0.93	3.57	5.51	6.87
Mod Durn	0.75	0.76	0.78	0.81	0.87	0.82	0.84	0.86
Principal Window	1 - 22	1 - 23	1 - 26	1 - 37	1 - 37	1 - 35	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	9.57%	16.39%	21.16%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.67%	6.43%	7.95%	9.43%
Collat Loss (NIM Mat)	0.36%	0.53%	0.84%	1.99%	2.32%	6.43%	7.95%	9.43%
175% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	0.324	-16.129	-20.476
WAL	0.79	0.80	0.83	0.89	0.95	2.33	5.74	6.62
Mod Durn	0.75	0.76	0.79	0.84	0.89	0.90	0.83	0.85
Principal Window	1 - 23	1 - 25	1 - 33	1 - 36	1 - 36	1 - 37	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	4.94%	17.29%	20.42%
Collat Loss	2.42%	3.20%	3.96%	4.72%	5.46%	6.20%	7.61%	8.81%
Collat Loss (NIM Mat)	0.40%	0.62%	1.31%	1.89%	2.20%	6.20%	7.61%	8.81%
200% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-7.100	-19.621
WAL	0.78	0.81	0.85	0.89	0.93	0.96	1.38	1.65
Mod Durn	0.74	0.77	0.80	0.84	0.87	0.90	0.88	0.84
Principal Window	1 - 24	1 - 29	1 - 31	1 - 31	1 - 31	1 - 31	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	11.31%	19.68%
Collat Loss	2.35%	3.10%	3.82%	4.48%	5.10%	5.68%	6.68%	7.53%
Collat Loss (NIM Mat)	0.43%	0.81%	1.14%	1.36%	1.59%	1.82%	6.68%	7.53%

z_rnnt0502_mkt_mo9 - Price/Yield - NIM

Price = 100

Losses start in month 9

Balance	$32,300,000.00	LIBOR	Forward + 100bps	Delay	0
Coupon	5.193	Penalty Credit	90%	Dated	6/29/2005
Settle	6/29/2005	Delinq	25%	First Payment	7/25/2005

Default	75% Base Loss	100% Base Loss	125% Base Loss	150% Base Loss	175% Base Loss	200% Base Loss	250% Base Loss	300% Base Loss
70% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.250	5.250
WAL	0.82	0.83	0.84	0.86	0.89	0.92	1.55	3.84
Mod Durn	0.77	0.79	0.80	0.82	0.84	0.87	1.40	2.91
Principal Window	1 - 21	1 - 22	1 - 24	1 - 25	1 - 27	1 - 30	1 - 104	1 - 261
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.33%	0.48%	0.72%	0.93%	1.26%	1.72%	8.12%	9.75%
85% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.250	-8.970
WAL	0.81	0.82	0.84	0.86	0.88	0.95	2.28	7.08
Mod Durn	0.77	0.78	0.79	0.81	0.84	0.89	1.88	3.34
Principal Window	1 - 21	1 - 22	1 - 24	1 - 25	1 - 28	1 - 82	1 - 204	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	21.81%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.33%	0.48%	0.72%	0.93%	1.34%	6.50%	8.12%	9.75%
100% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-4.527	-22.071
WAL	0.80	0.82	0.83	0.85	0.88	1.09	4.92	7.11
Mod Durn	0.76	0.78	0.79	0.81	0.83	1.01	1.91	0.87
Principal Window	1 - 21	1 - 23	1 - 24	1 - 26	1 - 30	1 - 86	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	14.25%	21.96%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.33%	0.53%	0.72%	1.01%	1.51%	6.50%	8.12%	9.75%
115% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.038	-12.946	-21.980
WAL	0.80	0.81	0.83	0.85	0.90	1.91	5.24	7.06
Mod Durn	0.76	0.77	0.79	0.81	0.84	1.49	0.85	0.87
Principal Window	1 - 22	1 - 23	1 - 24	1 - 27	1 - 39	1 - 263	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	1.07%	15.40%	21.80%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.36%	0.53%	0.72%	1.08%	2.65%	6.50%	8.12%	9.75%
130% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	-3.935	-13.732	-20.529
WAL	0.79	0.81	0.83	0.85	0.91	3.19	5.37	6.77
Mod Durn	0.75	0.77	0.78	0.81	0.86	0.83	0.84	0.86
Principal Window	1 - 22	1 - 23	1 - 25	1 - 29	1 - 37	1 - 35	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	8.20%	15.87%	20.77%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.73%
Collat Loss (NIM Mat)	0.36%	0.53%	0.78%	1.22%	2.32%	6.50%	8.12%	9.73%
150% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	-6.142	-14.261	-18.817
WAL	0.79	0.80	0.82	0.87	0.93	3.65	5.44	6.40
Mod Durn	0.75	0.76	0.78	0.82	0.88	0.82	0.84	0.85
Principal Window	1 - 22	1 - 24	1 - 26	1 - 37	1 - 37	1 - 35	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	9.88%	16.13%	19.49%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.67%	6.43%	7.95%	9.43%
Collat Loss (NIM Mat)	0.36%	0.57%	0.84%	1.99%	2.32%	6.43%	7.95%	9.43%
175% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	0.237	-13.070	-16.853
WAL	0.78	0.80	0.83	0.89	0.94	2.32	5.13	5.92
Mod Durn	0.74	0.76	0.78	0.83	0.88	0.88	0.83	0.84
Principal Window	1 - 22	1 - 25	1 - 32	1 - 36	1 - 36	1 - 37	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	4.95%	15.11%	17.95%
Collat Loss	2.42%	3.20%	3.96%	4.72%	5.46%	6.20%	7.61%	8.82%
Collat Loss (NIM Mat)	0.36%	0.62%	1.22%	1.89%	2.20%	6.20%	7.61%	8.82%
200% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-6.538	-15.276
WAL	0.78	0.79	0.83	0.87	0.91	0.94	1.33	1.52
Mod Durn	0.74	0.75	0.79	0.82	0.85	0.88	0.88	0.83
Principal Window	1 - 23	1 - 27	1 - 31	1 - 31	1 - 31	1 - 31	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	10.56%	16.63%
Collat Loss	2.35%	3.10%	3.82%	4.48%	5.10%	5.68%	6.68%	7.53%
Collat Loss (NIM Mat)	0.40%	0.72%	1.14%	1.36%	1.59%	1.82%	6.68%	7.53%

z_rnnt0502_mkt_mo9 - Price/Yield - NIM

Losses start in month 9

Price = 100

Balance	$32,300,000.00	LIBOR	Forward + 200bps	Delay	0
Coupon	5.193	Penalty Credit	90%	Dated	6/29/2005
Settle	6/29/2005	Delinq	25%	First Payment	7/25/2005

Default	75% Base Loss	100% Base Loss	125% Base Loss	150% Base Loss	175% Base Loss	200% Base Loss	250% Base Loss	300% Base Loss
70% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.250	4.343
WAL	0.83	0.85	0.87	0.89	0.92	1.10	1.97	6.66
Mod Durn	0.79	0.80	0.82	0.84	0.87	1.02	1.73	3.65
Principal Window	1 - 22	1 - 24	1 - 25	1 - 27	1 - 30	1 - 82	1 - 111	1 - 309
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	13.04%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.36%	0.57%	0.78%	1.08%	1.51%	6.50%	8.12%	9.75%
85% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.244	-25.339
WAL	0.82	0.84	0.86	0.88	0.91	1.18	3.49	7.77
Mod Durn	0.78	0.79	0.81	0.83	0.86	1.09	2.55	0.88
Principal Window	1 - 22	1 - 23	1 - 25	1 - 27	1 - 31	1 - 86	1 - 359	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	24.24%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.36%	0.53%	0.78%	1.08%	1.59%	6.50%	8.12%	9.75%
100% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-10.168	-22.749
WAL	0.81	0.83	0.85	0.87	0.92	1.28	5.62	7.27
Mod Durn	0.77	0.78	0.80	0.82	0.87	1.17	1.74	0.88
Principal Window	1 - 22	1 - 23	1 - 25	1 - 28	1 - 45	1 - 94	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	16.69%	22.50%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.36%	0.53%	0.78%	1.15%	3.43%	6.50%	8.12%	9.75%
115% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	3.329	-14.343	-20.368
WAL	0.80	0.82	0.84	0.86	0.93	3.19	5.54	6.79
Mod Durn	0.76	0.78	0.79	0.82	0.87	1.59	0.85	0.87
Principal Window	1 - 22	1 - 23	1 - 25	1 - 29	1 - 39	1 - 215	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	7.86%	18.44%	20.81%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.36%	0.53%	0.78%	1.22%	2.65%	6.50%	8.12%	9.75%
130% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	-5.274	-13.805	-18.162
WAL	0.80	0.81	0.83	0.86	0.93	3.49	5.38	6.32
Mod Durn	0.76	0.77	0.78	0.81	0.87	0.83	0.84	0.86
Principal Window	1 - 22	1 - 23	1 - 26	1 - 34	1 - 37	1 - 35	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	9.27%	15.92%	19.18%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.73%
Collat Loss (NIM Mat)	0.36%	0.53%	0.84%	1.68%	2.32%	6.50%	8.12%	9.73%
150% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	-5.834	-11.903	-15.596
WAL	0.79	0.80	0.82	0.87	0.93	3.57	4.94	5.75
Mod Durn	0.75	0.76	0.78	0.82	0.88	0.81	0.83	0.85
Principal Window	1 - 22	1 - 23	1 - 27	1 - 37	1 - 37	1 - 35	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	9.60%	14.38%	17.21%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.67%	6.44%	7.95%	9.43%
Collat Loss (NIM Mat)	0.36%	0.53%	0.90%	1.99%	2.32%	6.44%	7.95%	9.43%
175% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	0.097	-9.698	-12.836
WAL	0.77	0.79	0.81	0.87	0.92	2.30	4.39	5.08
Mod Durn	0.73	0.75	0.77	0.82	0.86	0.86	0.82	0.83
Principal Window	1 - 22	1 - 24	1 - 31	1 - 36	1 - 38	1 - 37	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	4.95%	12.55%	14.99%
Collat Loss	2.42%	3.20%	3.96%	4.72%	5.46%	6.20%	7.61%	8.82%
Collat Loss (NIM Mat)	0.36%	0.57%	1.14%	1.89%	2.20%	6.20%	7.61%	8.82%
200% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-5.732	-10.556
WAL	0.76	0.78	0.81	0.85	0.88	0.90	1.25	1.37
Mod Durn	0.72	0.74	0.77	0.80	0.83	0.85	0.82	0.81
Principal Window	1 - 22	1 - 25	1 - 31	1 - 31	1 - 31	1 - 31	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	9.51%	13.08%
Collat Loss	2.35%	3.10%	3.82%	4.48%	5.10%	5.68%	6.68%	7.53%
Collat Loss (NIM Mat)	0.36%	0.62%	1.14%	1.36%	1.59%	1.82%	6.68%	7.53%

z_rnnt0502_mkt_mo9 - Price/Yield - NIM

Losses start in month 9

Price = 100

Balance	$32,300,000.00	LIBOR	Forward - 100bps	Delay	0
Coupon	5.193	Penalty Credit	90%	Dated	6/29/2005
Settle	6/29/2005	Delinq	25%	First Payment	7/25/2005

Default	75% Base Loss	100% Base Loss	125% Base Loss	150% Base Loss	175% Base Loss	200% Base Loss	250% Base Loss	300% Base Loss
70% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.250	5.250
WAL	0.70	0.71	0.71	0.72	0.73	0.74	0.76	0.88
Mod Durn	0.67	0.67	0.68	0.68	0.69	0.70	0.72	0.82
Principal Window	1 - 18	1 - 18	1 - 19	1 - 19	1 - 20	1 - 21	1 - 23	1 - 119
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.23%	0.31%	0.45%	0.54%	0.71%	0.87%	1.32%	9.75%
85% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.250	2.060
WAL	0.70	0.71	0.71	0.72	0.73	0.74	0.77	2.23
Mod Durn	0.67	0.67	0.68	0.68	0.69	0.70	0.73	1.19
Principal Window	1 - 18	1 - 18	1 - 19	1 - 20	1 - 20	1 - 21	1 - 25	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	5.06%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.23%	0.31%	0.45%	0.61%	0.71%	0.87%	1.56%	9.75%
100% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	5.250	-4.264
WAL	0.70	0.70	0.71	0.72	0.73	0.74	0.78	2.98
Mod Durn	0.67	0.67	0.68	0.68	0.69	0.70	0.74	0.75
Principal Window	1 - 18	1 - 19	1 - 19	1 - 20	1 - 21	1 - 22	1 - 29	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	7.73%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.23%	0.36%	0.45%	0.61%	0.77%	0.96%	2.03%	9.75%
115% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	3.189	-6.827
WAL	0.70	0.70	0.71	0.72	0.73	0.74	1.28	3.51
Mod Durn	0.66	0.67	0.68	0.68	0.69	0.71	0.74	0.75
Principal Window	1 - 18	1 - 19	1 - 20	1 - 20	1 - 21	1 - 23	1 - 36	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.76%	9.61%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.75%
Collat Loss (NIM Mat)	0.23%	0.36%	0.51%	0.61%	0.77%	1.06%	8.12%	9.75%
130% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	0.330	-8.698
WAL	0.70	0.70	0.71	0.72	0.73	0.75	1.94	3.89
Mod Durn	0.66	0.67	0.68	0.68	0.69	0.71	0.74	0.75
Principal Window	1 - 18	1 - 19	1 - 20	1 - 21	1 - 22	1 - 24	1 - 36	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	4.09%	10.94%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.69%	6.50%	8.12%	9.73%
Collat Loss (NIM Mat)	0.23%	0.36%	0.51%	0.66%	0.84%	1.15%	8.12%	9.73%
150% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-2.714	-10.937
WAL	0.70	0.70	0.71	0.72	0.73	0.76	2.61	4.33
Mod Durn	0.66	0.67	0.68	0.69	0.70	0.72	0.74	0.75
Principal Window	1 - 19	1 - 19	1 - 20	1 - 21	1 - 23	1 - 32	1 - 38	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	6.46%	12.48%
Collat Loss	2.44%	3.25%	4.06%	4.87%	5.67%	6.43%	7.95%	9.43%
Collat Loss (NIM Mat)	0.27%	0.36%	0.51%	0.66%	0.92%	1.96%	7.95%	9.43%
175% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	-5.485	-11.050
WAL	0.69	0.70	0.71	0.72	0.75	0.80	3.18	4.32
Mod Durn	0.66	0.67	0.68	0.69	0.71	0.75	0.74	0.75
Principal Window	1 - 19	1 - 20	1 - 21	1 - 23	1 - 30	1 - 36	1 - 35	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	8.49%	12.52%
Collat Loss	2.42%	3.20%	3.96%	4.72%	5.46%	6.20%	7.61%	8.81%
Collat Loss (NIM Mat)	0.27%	0.41%	0.55%	0.79%	1.51%	2.52%	7.61%	8.81%
200% PPA								
Yield	5.250	5.250	5.250	5.250	5.250	5.250	2.927	-11.074
WAL	0.69	0.70	0.71	0.73	0.77	0.80	0.93	1.28
Mod Durn	0.66	0.67	0.68	0.70	0.73	0.76	0.80	0.75
Principal Window	1 - 20	1 - 21	1 - 22	1 - 28	1 - 31	1 - 31	1 - 36	1 - 35
Principal Writedown	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.12%	12.47%
Collat Loss	2.35%	3.10%	3.82%	4.48%	5.10%	5.68%	6.68%	7.52%
Collat Loss (NIM Mat)	0.31%	0.44%	0.60%	1.15%	1.59%	1.82%	6.68%	7.52%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_rnhe0502_mkt - Stack Price/Yield

Declaration

Settle	6/29/2005
First Payment	7/25/2005

Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

Default	2875.47 SDA	2281.21 SDA	2831.76 SDA	2252 SDA	3406.19 SDA	2651.5 SDA	3335.19 SDA	2603.05 SDA
M3								
WAL	15.22	14.93	14.32	13.68	11.95	12.85	11.99	12.81
Principal Writedown	0.01%	0.01%	0.01%	0.05%	0.01%	0.01%	0.01%	0.01%
'otal Collat Loss (Collat Maturity)	17.48%	18.14%	17.31%	17.98%	14.95%	15.26%	14.74%	15.05%
LIBOR	Forward	Forward	Forward + 200	Forward + 200	Forward	Forward	Forward + 200	Forward + 200
Prepay	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	65 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Loss Severity	45%	55%	45%	55%	45%	55%	45%	55%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_rnhe0502_mkt - Stack Price/Yield

Settle	6/29/2005
First Payment	7/25/2005

Prepay (1A)	28 CPR
Prepay (2F)	100 PPC
Loss Severity	40%
Servicer Advances	100%
Liquidation Lag	12
Triggers	Fail
Optional Redemption	Call (N)

	Forward + 100	Forward + 200
M8	7.26 CDR	7.08 CDR
Principal Writedown	0.99%	0.20%
'otal Collat Loss (Collat Maturity)	8.79%	8.61%
M9	6.57 CDR	6.39 CDR
Principal Writedown	2.04%	2.30%
'otal Collat Loss (Collat Maturity)	8.09%	7.91%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Renaissance Acceptance Mortgage Corp., 2005-2
Net WAC Schedule

1Mo LIBOR:	20.00000
6Mo LIBOR:	20.00000

Period	Group II AAA Bond Balance	Group-II ective NetWAC
0	167,066,000.00	
1	165,333,802.35	**8.47572**
2	163,041,053.29	**9.98043**
3	160,185,662.98	**9.94990**
4	156,769,312.50	**9.91476**
5	152,795,328.87	**9.85237**
6	148,268,701.12	**9.80015**
7	143,196,088.63	**9.69794**
8	137,585,821.87	**9.59503**
9	131,455,174.07	**9.60759**
10	125,307,078.26	**9.32490**
11	119,223,913.56	**9.23391**
12	113,205,011.83	**8.99801**
13	107,249,711.75	**8.91381**
14	101,357,358.73	**8.62346**
15	95,527,304.84	**8.41354**
16	89,758,908.78	**8.33472**
17	84,051,535.77	**7.93494**
18	78,404,557.50	**7.85357**
19	72,817,352.07	**7.35178**
20	67,289,303.92	**7.15506**
21	61,819,803.77	**7.92515**
22	56,408,248.54	**7.16138**
23	51,054,041.30	**7.40342**
24	45,756,591.22	**7.16786**
25	40,515,313.47	**7.41020**
26	35,329,629.21	**7.17451**
27	30,198,965.49	**7.17790**
28	25,122,755.19	**7.42071**
29	20,100,437.00	**7.18482**
30	15,131,455.31	**7.42796**
31	10,215,260.19	**7.19192**
32	5,351,307.32	**7.19554**
33	539,057.92	**7.69572**
34	0.00	**7.20294**

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_rnhe0502_mkt - Stack Price/Yield

Settle	6/29/2005
First Payment	7/25/2005

LIBOR_1MO	3.321
LIBOR_6MO	3.627

Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR
WAL	5.36	2.89	1.94	1.44	1.13	0.93
Principal Window	1 - 141	1 - 78	1 - 53	1 - 39	1 - 31	1 - 25

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

NO PREAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.17%	10.90%	10.61%
CDR - Yield Break	9.81 CDR	9.5 CDR	9.17 CDR
% Cum Loss 1st $ Principal Loss	11.10%	10.84%	10.55%
CDR - 1st $ Principal Loss	9.73 CDR	9.43 CDR	9.1 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	11.68%	11.40%	11.09%
CDR - Yield Break	6.28 CDR	6.1 CDR	5.9 CDR
% Cum Loss 1st $ Principal Loss	11.60%	11.32%	11.01%
CDR - 1st $ Principal Loss	6.23 CDR	6.05 CDR	5.85 CDR
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	9.78%	9.51%	9.22%
CDR - Yield Break	8.28 CDR	8 CDR	7.69 CDR
% Cum Loss 1st $ Principal Loss	9.72%	9.46%	9.16%
CDR - 1st $ Principal Loss	8.22 CDR	7.94 CDR	7.63 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	10.61%	10.34%	6.10%
CDR - Yield Break	5.61 CDR	5.44 CDR	3.01 CDR
% Cum Loss 1st $ Principal Loss	10.54%	10.26%	9.95%
CDR - 1st $ Principal Loss	5.57 CDR	5.39 CDR	5.2 CDR

PREPAY STRESS

Fwd LIBOR/Swap Shift	Min 0 -200 bp	bp	200 bp
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	7.92%	11.20%	15.89%
CDR - Yield Break	9.86 CDR	7.43 CDR	6.42 CDR
% Cum Loss 1st $ Principal Loss	7.89%	11.12%	15.80%
CDR - 1st $ Principal Loss	9.82 CDR	7.37 CDR	6.37 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	7.14%	9.98%	14.19%
CDR - Yield Break	8.8 CDR	6.47 CDR	5.51 CDR
% Cum Loss 1st $ Principal Loss	7.11%	9.92%	14.09%
CDR - 1st $ Principal Loss	8.76 CDR	6.42 CDR	5.46 CDR

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

z_rnhe0502_mkt - Price/Yield - M7

Balance	$9,000,000.00	Delay	24
		Dated	6/1/2005
Settle	6/29/2005	First Payment	7/25/2005

LIBOR_1MO	3.321
LIBOR_6MO	3.627
Servicer Advances	100%
Liquidation Lag	12
Optional Redemption	Call (N)

Prepay (1A)	100 *wamco_frm	100 *wamco_frm
Prepay (2F)	100 *wamco_arm	100 *wamco_arm
Default (1A)	100 *wamco_arm_def	243 *wamco_arm_def
Default (2F)	100 *wamco_frm_def	243 *wamco_frm_def
Loss Severity (1A)	40%	40%
Loss Severity (1F)	45%	45%
WAL for Princ Pmts	4.77	9.36
Mod Durn 30360	3.98	6.66
Principal Window Begin	38	58
Principal Window End	114	360
Principal Writedown	0.00%	1.42%
Total Collat Loss (Collat Maturity)	4.82%	9.70%

PRELIMINARY TERM SHEET

DELTA
FUNDING CORP.

Renaissance Mortgage Acceptance Corp. 2005-2
Home Equity Loan Asset-Backed Notes, Series 2005-2

$729,005,000 Offered Notes (Approximate)

Delta Funding Corporation (Originator)

Renaissance REIT Investment Corp. (Seller)

Renaissance Mortgage Acceptance Corp. (Depositor)

RBS Greenwich Capital

Structure Overview – Offered Notes

To 10% Optional Termination

Class	Approx. Size ($) (1)(2)	Type	Bmark	Est. WAL(3) (yrs)	Est. Prin. Window(3) (mos)	Expected Final Maturity(3)	Stated Final Maturity(4)	Expected Ratings (S&P/Moody's/DBRS)
AV-1	$91,827,000	Senior / Sequential	1mL	1.00	1-27	September 2007	July 2035	AAA/Aaa/AAA
AV-2	$34,820,000	Senior / Sequential	1mL	3.00	27-46	April 2009	July 2035	AAA/Aaa/AAA
AV-3	$48,353,000	Senior / Sequential	1mL	6.10	46-97	July 2013	July 2035	AAA/Aaa/AAA
AF-1	$167,066,000	Senior / Sequential	1mL	0.90	1-19	January 2007	July 2035	AAA/Aaa/AAA
AF-2	$88,399,000	Senior / Sequential	Fixed	2.00	19-30	December 2007	July 2035	AAA/Aaa/AAA
AF-3	$64,559,000	Senior / Sequential	Fixed	3.00	30-49	July 2009	July 2035	AAA/Aaa/AAA
AF-4	$34,104,000	Senior / Sequential	Fixed	5.00	49-78	December 2011	July 2035	AAA/Aaa/AAA
AF-5	$23,492,000	Senior / Sequential	Fixed	7.87	78-97	July 2013	July 2035	AAA/Aaa/AAA
AF-6	$57,510,000	Senior / NAS	Fixed	6.59	41-97	July 2013	July 2035	AAA/Aaa/AAA
M-1	$25,125,000	Subordinate	Fixed	5.42	37-97	July 2013	July 2035	AA+/Aa1/AA (high)
M-2	$22,125,000	Subordinate	Fixed	5.41	38-97	July 2013	July 2035	AA/Aa2/AA
M-3	$13,500,000	Subordinate	Fixed	5.40	38-97	July 2013	July 2035	AA-/Aa3/AA (low)
M-4	$13,500,000	Subordinate	Fixed	5.40	38-97	July 2013	July 2035	A+/A1/A (high)
M-5	$10,875,000	Subordinate	Fixed	5.40	37-97	July 2013	July 2035	A/A2/A
M-6	$9,750,000	Subordinate	Fixed	5.39	37-97	July 2013	July 2035	A-/A3/A (low)
M-7	$9,000,000	Subordinate	Fixed	5.39	37-97	July 2013	July 2035	BBB+/Baa1/BBB (high)
M-8	$7,500,000	Subordinate	Fixed	5.39	37-97	July 2013	July 2035	BBB/Baa2/BBB
M-9	$7,500,000	Subordinate	Fixed	5.39	37-97	July 2013	July 2035	BBB-/Baa3/BBB (low)

Fixed Rate Mortgage Loans	**[23]% HEP**
Adjustable Rate Mortgage Loans	**[28]% CPR**

(1) Note sizes are subject to a variance of +/- 5%.
(2) Note sizes are subject to final rating agency approval.
(3) Calculated based on the Pricing Speed
(4) The stated final maturity date was determined by adding one month to the latest maturity date of the Mortgage Loans expected to be acquired by the Trust.

Structure Overview – Offered Notes

To Maturity								
Class	Approx. Size ($) (1)(2)	Type	Bmark	Est. WAL(3) (yrs)	Est. Prin. Window(3) (mos)	Expected Final Maturity(3)	Stated Final Maturity(4)	Expected Ratings (S&P/Moody's/DBRS)
AV-1	$91,827,000	Senior / Sequential	1mL	1.00	1-27	September 2007	July 2035	AAA/Aaa/AAA
AV-2	$34,820,000	Senior / Sequential	1mL	3.00	27-46	April 2009	July 2035	AAA/Aaa/AAA
AV-3	$48,353,000	Senior / Sequential	1mL	6.75	46-213	March 2023	July 2035	AAA/Aaa/AAA
AF-1	$167,066,000	Senior / Sequential	1mL	0.90	1-19	January 2007	July 2035	AAA/Aaa/AAA
AF-2	$88,399,000	Senior / Sequential	Fixed	2.00	19-30	December 2007	July 2035	AAA/Aaa/AAA
AF-3	$64,559,000	Senior / Sequential	Fixed	3.00	30-49	July 2009	July 2035	AAA/Aaa/AAA
AF-4	$34,104,000	Senior / Sequential	Fixed	5.00	49-78	December 2011	July 2035	AAA/Aaa/AAA
AF-5	$23,492,000	Senior / Sequential	Fixed	11.77	78-209	November 2022	July 2035	AAA/Aaa/AAA
AF-6	$57,510,000	Senior / NAS	Fixed	6.92	41-207	September 2022	July 2035	AAA/Aaa/AAA
M-1	$25,125,000	Subordinate	Fixed	5.98	39-175	January 2020	July 2035	AA+/Aa1/AA (high)
M-2	$22,125,000	Subordinate	Fixed	5.95	38-168	June 2019	July 2035	AA/Aa2/AA
M-3	$13,500,000	Subordinate	Fixed	5.92	38-160	October 2018	July 2035	AA-/Aa3/AA (low)
M-4	$13,500,000	Subordinate	Fixed	5.90	38-154	April 2018	July 2035	A+/A1/A (high)
M-5	$10,875,000	Subordinate	Fixed	5.85	37-146	August 2017	July 2035	A/A2/A
M-6	$9,750,000	Subordinate	Fixed	5.81	37-139	January 2017	July 2035	A-/A3/A (low)
M-7	$9,000,000	Subordinate	Fixed	5.75	37-132	June 2016	July 2035	BBB+/Baa1/BBB (high)
M-8	$7,500,000	Subordinate	Fixed	5.68	37-123	September 2015	July 2035	BBB/Baa2/BBB
M-9	$7,500,000	Subordinate	Fixed	5.56	37-114	December 2014	July 2035	BBB-/Baa3/BBB (low)

Fixed Rate Mortgage Loans	**[23]% HEP**
Adjustable Rate Mortgage Loans	**[28]% CPR**

(1) Note sizes are subject to a variance of +/- 5%.
(2) Note sizes are subject to final rating agency approval.
(3) Calculated based on the Pricing Speed
(4) The stated final maturity date was determined by adding one month to the latest maturity date of the Mortgage Loans expected to be acquired by the Trust.

Transaction Summary

Transaction:	Home Equity Loan Asset-Backed Notes, Series 2005-2.
Notes Offered:	The "Class A or Senior Notes" will consist of the Class AV-1, Class AV-2, Class AV-3, Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Notes. The "Subordinate Notes" will consist of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Notes. The Senior Notes and the Subordinate Notes are collectively referred to herein as the "Offered Notes."
Group I Notes:	The "Group I Notes" will consist of the Class AV-1, Class AV-2 and Class AV-3 Notes.
Group II Notes:	The "Group II Notes" will consist of the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Notes.
Floating Rate Notes:	The "Floating Rate Notes" will consist of the Group I Notes and Class AF-1 Notes.
Fixed Rate Notes:	The "Fixed Rate Notes" will consist of the Group II Notes (other than the Class AF-1 Notes) and Subordinate Notes.
Issuer:	Renaissance Home Equity Loan Trust 2005-2.
Originator:	Delta Funding Corporation.
Seller:	Renaissance REIT Investment Corp.
Servicer:	Ocwen Federal Bank FSB.
Master Servicer, Securities Administrator and Custodian:	Wells Fargo Bank, N.A.
Indenture Trustee:	HSBC Bank USA, National Association.
Servicing Fee:	With respect to each Payment Date, the Servicer will be entitled to a fee equal to 1/12 of 0.50% of the aggregate principal balance of the Mortgage Loans (the "Servicing Fee"), plus any reimbursable amounts.
Master Servicing Fee:	With respect to each Payment Date, the Master Servicer will be entitled to a fee equal to 1/12 of [0.017]% of the aggregate principal balance of the Mortgage Loans (the "Master Servicing Fee"). The fees of the Indenture Trustee and the Securities Administrator will be paid by the Master Servicer from the Master Servicing Fee.
Co-Lead Underwriters:	Greenwich Capital Markets, Inc and Citigroup Global Markets Inc.
Co-Manager:	Friedman, Billings, Ramsey & Co., Inc.
Pricing Date:	Week of May 31, 2005
Settlement Date:	June 29, 2005
Record Date:	For the Floating Rate Notes, the Business Day immediately preceding the Payment Date. For the Fixed Rate Notes, the last business day of the month preceding the month in which such Payment Date occurs.
Payment Date:	For the Offered Notes, the 25th of each month, or the next succeeding Business Day (First Payment Date: July 25, 2005).

Transaction Summary

Cut-Off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of the Mortgage Loan or (ii) June 1, 2005.

Interest Accrual Period: The interest accrual period with respect to the Floating Rate Notes for a given Payment Date will be the period beginning on the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an actual/360 basis).

The interest accrual period for the Fixed Rate Notes with respect to any Payment Date will be the calendar month preceding such Payment Date (based on a 360-day year consisting of twelve 30-day months).

Accrued Interest: The Floating Rate Notes will settle with no accrued interest. The Fixed Rate Notes will settle with accrued interest. The price to be paid by investors for the Fixed Rate Notes will include accrued interest from June 1, 2005, up to, but not including, the Settlement Date.

Delay Days: 0 days on the Floating Rate Notes.
24 days on the Fixed Rate Notes.

Rating Agencies: Standard and Poor's Rating Services ("S&P"), Moody's Investors Service, Inc. ("Moody's") and Dominion Bond Rating Services ("DBRS").

Expected Ratings: It is anticipated that the Offered Notes will be rated as follows:

Class	S&P	Moody's	DBRS
AV-1	AAA	Aaa	AAA
AV-2	AAA	Aaa	AAA
AV-3	AAA	Aaa	AAA
AF-1	AAA	Aaa	AAA
AF-2	AAA	Aaa	AAA
AF-3	AAA	Aaa	AAA
AF-4	AAA	Aaa	AAA
AF-5	AAA	Aaa	AAA
AF-6	AAA	Aaa	AAA
M-1	AA+	Aa1	AA High
M-2	AA	Aa2	AA
M-3	AA-	Aa3	AA Low
M-4	A+	A1	A High
M-5	A	A2	A
M-6	A-	A3	A Low
M-7	BBB+	Baa1	BBB High
M-8	BBB	Baa2	BBB
M-9	BBB-	Baa3	BBB Low

Transaction Summary

Initial and Additional Mortgage Loans:

As of June 1, 2005, the aggregate scheduled principal balance of the mortgage loans described herein will be approximately $412,550,776, consisting of approximately (i) $324,310,954 of fixed-rate Mortgage Loans (the "Initial Fixed-Rate Mortgage Loans") and (ii) approximately $88,239,823 of adjustable-rate Mortgage Loans (the "Initial Adjustable-Rate Mortgage Loans," and together with the Initial Fixed-Rate Mortgage Loans, the "Initial Mortgage Loans"). See attached collateral descriptions for more information.

On or prior to the Closing Date, approximately $337,449,224 of additional mortgage loans having similar characteristics to the Initial Mortgage Loans will be added to the trust, consisting of (i) approximately $320,689,046 of additional fixed-rate Mortgage Loans (the "Additional Fixed-Rate Mortgage Loans") and (ii) approximately $16,760,177 of additional adjustable-rate Mortgage Loans (the "Additional Adjustable-Rate Mortgage Loans," and together with the Additional Fixed-Rate Mortgage Loans, the "Additional Mortgage Loans"). On the Closing Date, the Initial Mortgage Loans and the Additional Mortgage Loans will be the "Closing Date Mortgage Loans."

Clearing: DTC, Euroclear or Clearstream.

SMMEA Eligibility: The Offered Notes will NOT constitute "mortgage related securities" for purposes of SMMEA.

ERISA Eligibility: The Offered Notes are expected to be ERISA eligible.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Tax Status: It is anticipated that for federal income tax purposes the Notes will be characterized as debt instruments.

Transaction Summary

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee and (ii) the Master Servicing Fee.

Note Rate: The monthly Note Rate for the Group I Notes on each Payment Date is the least of (i) the applicable formula rate, (ii) [14.00] % and (iii) the related Available Funds Rate.

The monthly Note Rate for the Class AF-1 Notes on each Payment Date is the least of (i) the applicable formula rate and (ii) the related Available Funds Rate.

The formula rate for the Floating Rate Notes will be 1-Month LIBOR plus a margin which will be set at pricing.

The monthly Note Rate for the Fixed Rate Notes will be the fixed rate determined at the time of pricing.

After the Optional Redemption Date, if the Sevicer fails to exercise its right to redeem the Notes, the coupons on any then outstanding Notes will increase according to the following:

Class	After Optional Redemption Date
Class AV-1	LIBOR + 2 * Initial Margin
Class AV-2	LIBOR + 2 * Initial Margin
Class AV-3	LIBOR + 2 * Initial Margin
Class AF-1	LIBOR + 2 * Initial Margin
Class AF-2	Initial Coupon + [0.50]%
Class AF-3	Initial Coupon + [0.50]%
Class AF-4	Initial Coupon + [0.50]%
Class AF-5	Initial Coupon + [0.50]%
Class AF-6	Initial Coupon + [0.50]%
Class M-1	Initial Coupon + [0.50]%
Class M-2	Initial Coupon + [0.50]%
Class M-3	Initial Coupon + [0.50]%
Class M-4	Initial Coupon + [0.50]%
Class M-5	Initial Coupon + [0.50]%
Class M-6	Initial Coupon + [0.50]%
Class M-7	Initial Coupon + [0.50]%
Class M-8	Initial Coupon + [0.50]%
Class M-9	Initial Coupon + [0.50]%

Group I Available Funds Rate: With respect to any Payment Date and the Class AF-1 Notes, a rate per annum equal to the product of (i) the weighted average of the Adjusted Net Mortgage Rates on the Group I Mortgage Loans as of the beginning of the related Due Period (ii) a fraction, the numerator of which is the sum of the Group I Pool Balance and the Group II Pool Balance as of the last day of the prior Due Period and the denominator of which is the aggregate class note balance of the Offered Notes immediately prior to such payment date and (iii) a fraction, the numerator of which is 30 and denominator of which is the actual number of days in the related Interest Accrual Period.

Group II Available Funds Rate: With respect to any Payment Date and the Group II Notes, a rate per annum equal to the product of (i) the weighted average of the Adjusted Net Mortgage Rates on the Group II Mortgage Loans as of the beginning of the related Due Period (ii) a fraction, the numerator of which is the sum of the Group I Pool Balance and the Group II Pool Balance as of the last day of the prior Due Period and the denominator of which is the aggregate class note balance of the Offered Notes immediately prior to such payment date and (iii) a fraction, the numerator of which is 30 and denominator of which is the actual number of days in the related Interest Accrual Period.

Transaction Summary

Basis Risk Shortfall Amount:

The "Basis Risk Shortfall Amount" for any Payment Date and Class of Notes is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class without regard to the related Available Funds Rate over (b) the amount of interest accrued on such Class based on the related Available Funds Rate and (ii) the unpaid portion of any related Basis Risk Shortfall Amount from the prior Payment Date together with accrued interest at the related Note Rate. Any Basis Risk Shortfall Amount will be paid on such Payment Date or future Payment Dates to the extent of funds available.

Cap Contract:

On the Closing Date, the Indenture Trustee will enter into two interest rate cap agreement with a cap counterparty for the benefit of (i) the Class AV-1, Class AV-2 and Class AV-3 Notes and (ii) the Class AF-1 Notes (Please refer to page 24 for the Cap Notional Schedule).

Credit Enhancement:

Credit Enhancement for the Notes will be provided by:

- Excess Interest
- Overcollateralization
- Subordination

  Class A Notes are senior to the Subordinate Notes; Subordinate Notes with a higher numerical designation are subordinate to those Subordinate Notes with a lower numerical designation

Credit Enhancement Percentages:

Class	Initial Credit Enhancement	Target Credit Enhancement
Class A	18.65%	37.30%
Class M-1	15.30%	30.60%
Class M-2	12.35%	24.70%
Class M-3	10.55%	21.10%
Class M-4	8.75%	17.50%
Class M-5	7.30%	14.60%
Class M-6	6.00%	12.00%
Class M-7	4.80%	9.60%
Class M-8	3.80%	7.60%
Class M-9	2.80%	5.60%

Transaction Summary

Senior Enhancement Percentage: The "Senior Enhancement Percentage" for a Payment Date is equal to (i) the sum of (a) the aggregate note balance of the Subordinate Notes and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Excess Interest: For each Payment Date, to the extent of funds available, the interest received or advanced on the Mortgage Loans minus the sum of (i) the Servicer Fee and the Master Servicing Fee paid in respect of the Mortgage Loans, (ii) and the current and unpaid interest and principal on the Class A Notes and current interest and principal on the Subordinate Notes.

Overcollateralization Amount: On any Payment Date, the "Overcollateralization Amount" will be the amount by which the sum of the aggregate principal balance of the Mortgage Loans exceeds the aggregate note balance of the Offered Notes after giving effect to the payment of principal on that Payment Date. On any Payment Date on which the Overcollateralization Amount does not equal the Required Overcollateralization Amount, Excess Interest, to the extent available, will be paid as principal to the Noteholders then entitled to payments of principal to increase the Overcollateralization Amount to the Required Overcollateralization Amount.

OC Floor: Means an amount equal to 0.50% of the aggregate principal balance of the Closing Date Mortgage Loans as of the related Cut-off Date.

Required Overcollateralization Amount: On any Payment Date on which a Cumulative Loss Event or a Delinquency Event has not occurred, the Required Overcollateralization Amount is equal to:

(i) prior to the Stepdown Date, 2.80% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date

(ii) on or after the Stepdown Date, the greater of:

(a) the lesser of:

i. 2.80% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date; and

ii. 5.60% of the aggregate principal balance of the Mortgage Loans as of the end of the related Due Period; or

(b) the OC Floor.

On any Payment Date during the continuance of (a) a Delinquency Event (whether or not a Cumulative Loss Event is continuing), the Required Overcollateralization Amount will equal the Required Overcollateralization Amount in effect as of the immediately preceding Payment Date or (b) a Cumulative Loss Event (and a Delinquency Event is not then continuing), the Required Overcollateralization Amount will equal the lesser of (i) the Required Overcollateralization Amount as of the preceding Payment Date and (ii) 11.20% of the aggregate pool balance of the Mortgage Loans as of the end of the related Due Period. Under no circumstance shall the Required Overcollateralization Amount be less than the OC Floor.

Transaction Summary

Subordination Required Overcollateralization Amount: On any Payment Date on or after the Stepdown Date on which a Delinquency Event is not in effect, the Subordination Required Overcollateralization Amount is equal to the Required Overcollateralization Amount determined without regard to the OC Floor minimum, otherwise, the Subordination Required Overcollateralization Amount is equal to the Required Overcollateralization Amount.

Delinquency Event: A "Delinquency Event" shall have occurred and be continuing, if, at any time, (i) the three-month rolling average of the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the Mortgage Loans that are (a) 60+ days delinquent, (b) 60+ days delinquent and in bankruptcy or foreclosure, or (c) REO properties, as of the last day of the related prepayment period and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period exceeds (ii) [42.50]% of the Senior Enhancement Percentage.

Cumulative Loss Event: A Cumulative Loss Event will be in effect if cumulative net losses as a percentage of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date exceed the applicable percentages below during the related period of time:

Payment Dates 25-36:	[1.25]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter.
Payment Dates 37-48:	[2.50]% for the first month plus an additional 1/12th of [1.75]% for each month thereafter.
Payment Dates 49-60:	[4.25]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter.
Payment Dates 61-72:	[5.50]% for the first month plus an additional 1/12th of [0.75]% for each month thereafter.
Payment Dates 73-84:	[6.25]% for the first month plus an additional 1/12th of [0.25]% for each month thereafter.
Payment Dates 85 and Thereafter:	[6.50]%

Trigger Event: The continuance of either a Delinquency Event or a Cumulative Loss Event.

Stepdown Date: The earlier to occur of

(i) the first Payment Date after the Payment Date on which the aggregate note balance of the Class A Notes has been reduced to zero and
(ii) the later to occur of
  (x) the Payment Date occurring in July 2008 and
  (y) the first Payment Date on which the Senior Enhancement Percentage is greater than or equal to 37.30%.

Transaction Summary

Subordination Increase Amount: As to any Payment Date, the lesser of the Subordination Deficiency and Excess Interest.

Subordination Deficiency: As to any Payment Date, the excess, if any, of the Required Overcollateralization Amount over the Overcollateralization Amount after giving effect to the payment of principal from the Mortgage Loans (but prior to the payment of any Subordination Increase Amount).

Excess Overcollateralization Amount: As to any Payment Date, the lesser of (i) the principal payments received on the Mortgage Loans and (ii) the excess, if any, of the Overcollateralization Amount over the Required Overcollateralization Amount (assuming 100% of the principal payments received on the Mortgage Loans are paid to the Offered Notes).

Delinquency Advances: For any month, if the Servicer receives a payment on a Mortgage Loan that is less than the full scheduled payment, or if no payment is received at all, the Servicer will advance its own funds to cover that shortfall. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that Mortgage Loan. The Servicer is entitled to be reimbursed for these advances, therefore, these advances are not a form of credit enhancement.

Servicing Advances: The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (a) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of that Mortgage Loan, (b) the costs of any judicial proceedings, including foreclosures and (c) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems such costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, therefore, these advances are not a form of credit enhancement.

Due Period: With respect to each Payment Date, the period from and including the second day of the month preceding the month of the applicable Payment Date to and including the first day of the month of that Payment Date.

Prepayment Period: As to any Payment Date and any principal prepayment in full received on a mortgage loan, the period from the 16th day of the calendar month preceding the month in which that Payment Date occurs (or in the case of the first Payment Date, from the Cut-off Date) through the 15th day of the month in which that Payment Date occurs. As to any Payment Date and any principal prepayment in part received on a mortgage loan, the calendar month preceding that Payment Date.

Compensating Interest: With respect to any Payment Date, the Servicer is obligated to offset any Prepayment Interest Shortfalls with Compensating Interest to the extent of its aggregate Servicing Fee. The Master Servicer is obligated to reduce a portion of its Master Servicing Fee for the related Payment Date to the extent necessary to fund any Prepayment Interest Shortfalls required to be paid but not paid by the Servicer.

Prepayment Interest Shortfalls: With respect to any Payment Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments during the related Prepayment Period.

Allocation of Losses: Losses not covered by other available credit enhancement will be allocated to the Subordinate Notes in the reverse order of payment priority, first, to the Class M-9 Notes, second, to the Class M-8 Notes, third, to the Class M-7 Notes, fourth, to the Class M-6 Notes, fifth, to the Class M-5 Notes, sixth, to the Class M-4 Notes, seventh, to the Class M-3 Notes, eighth, to the Class M-2 Notes, and ninth, to the Class M-1 Notes.

Transaction Summary

Priority of Payments:

On each Payment Date, amounts in the payment account will be paid as follows:

1. To pay interest on the Class A Notes on a *pro rata* basis based on the entitlement of such class, including any accrued Interest Carryover Shortfall Amounts from a prior Payment Date, (first from the related loan group, then from the other loan group if necessary), and then, excluding any accrued Interest Carryover Shortfall Amounts from prior Payment Dates, to pay interest to the Subordinate Notes, sequentially.
2. To the Class A Notes, as described below, an amount up to the Senior Principal Distribution Amount for the Payment Date, excluding any Subordination Increase Amount included in that amount.
3. To the Subordinate Notes, to pay the respective Class M Principal Payment Amount, excluding any Subordination Increase Amount, sequentially, until each such class is reduced to zero.
4. To the Offered Notes, the Subordination Increase Amount for the applicable Payment Date, allocated in the order of priority set forth in clauses 2 and 3 above.
5. From Excess Interest, if any, to pay the Interest Carryover Shortfall Amounts and Principal Carryover Shortfall Amounts, in that order, on the Subordinate Notes, sequentially.
6. From Excess Interest, if any, to pay the Basis Risk Shortfall Amounts, first, to the Class A Notes, on a *pro rata* basis, then sequentially, to the Subordinate Notes.
7. From Excess Interest, if any, to pay interest accrued on any Principal Carryover Shortfall Amounts sequentially to the Subordinate Notes.
8. To pay any remaining amount to the Class N Notes and the Owner Trust Certificates in accordance with the Indenture.

Transaction Summary

Interest Carryover Shortfall:	As to any Class of Notes the sum of (i) the excess, if any, of the interest accrued at the related Note Rate and any outstanding Interest Carryover Shortfall with respect to that Class on the preceding Payment Date, over the amount in respect of interest that is actually paid to holders of such Class on the preceding Payment Date plus (ii) interest on such excess at the applicable Note Rate.
Principal Carryover Shortfall:	As to any class of Subordinate Notes and any Payment Date, the excess, if any, of (i) the sum of (x) the amount of reduction in the Class Note Balance of that class and (y) the amount of any reductions on prior Payment Dates over (ii) the amount paid on prior Payment Dates in respect of the reductions contemplated by clause (i) allocated to that Class of Notes on prior Payment Dates.
Aggregate Principal Amount:	Means, as to any Payment Date, the sum of the Basic Principal Amounts for each mortgage loan group.
Basic Principal Amount:	As to any Payment Date, an amount equal to the sum of the following amounts, without duplication, with respect to the mortgage loans in each mortgage loan group: (1) each payment of principal on a mortgage loan due during the related Due Period and received by the Servicer; (2) the net liquidation proceeds allocable to principal, any recoveries and all full and partial principal prepayments received by the Servicer during the related Prepayment Period; (3) the portion of the purchase price allocable to principal of all repurchased defective mortgage loans with respect to that Payment Date; (4) any substitution adjustment amounts received on or prior to the previous determination date and not yet paid; and (5) any monthly advances with respect to scheduled payments of principal due during the related Due Period.
Principal Payment Amount:	Means, with respect to any Payment Date, the lesser of (1) the aggregate class note balances of the Offered Notes immediately preceding that Payment Date and (2) the sum of (x) the Aggregate Principal Amount for that Payment Date minus the Excess Overcollateralization Amount, if any, for that Payment Date and (y) the Subordination Increase Amount, if any, for that Payment Date.
Senior Principal Payment Amount:	Means, with respect to (a) any Payment Date prior to the Stepdown Date or during the continuation of a Delinquency Event, the lesser of (1) 100% of the Principal Payment Amount and (2) the aggregate class note balances of the Senior Notes immediately prior to that Payment Date, and (b) any other Payment Date, the lesser of (1) the Principal Payment Amount and (2) the excess, if any, of (x) the aggregate class note balances of the Senior Notes immediately prior to that Payment Date over (y) the lesser of (A) [67.90]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the Subordination Required Overcollateralization Amount for that Payment Date and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Transaction Summary

Group I Parity Amount: Means, with respect to any Payment Date, the greater of (i) zero and (ii) the excess, if any, of (x) the class note balance of the Group I Notes, immediately prior to that Payment Date over (y) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period.

Group I Principal Payment Amount: Means, with respect to any Payment Date, the lesser of (A) the greatest of (1) the product of (x) the Senior Principal Payment Amount for that Payment Date and (y) a fraction, the numerator of which is the excess of (i) the aggregate principal balance of the Group I Mortgage Loans as of the first day of the related Due Period, over (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period, and the denominator of which is the excess of (i) the aggregate principal balance of the Mortgage Loans as of the first day of the related Due Period, over (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, (2) the Group I Parity Amount and (3) the excess of (i) the Senior Principal Payment Amount for that Payment Date over (ii) the aggregate of the class note balances of the Group II Notes immediately prior to that Payment Date and (B) the class note balance of the Group I Notes immediately prior to that Payment Date.

With respect to the Group I Notes, all principal payments will be paid sequentially as follows:

1. To the Class AV-1 Notes, until the Note Balance has been reduced to zero.
2. To the Class AV-2 Notes, until the Note Balance has been reduced to zero.
3. To the Class AV-3 Notes, until the Note Balance has been reduced to zero.

Group II Principal Payment Amount: Means, with respect to any Payment Date, the excess of (1) the Senior Principal Payment Amount for that Payment Date over (2) the Group I Principal Payment Amount for the Payment Date

With respect to the Group II Notes, all principal payments will be paid sequentially as follows:

1. To the Class AF-6 Notes, an amount equal to Class AF-6 Lockout Payment Amount.
2. To the Class AF-1 Notes, until the Note Balance has been reduced to zero
3. To the Class AF-2 Notes, until the Note Balance has been reduced to zero.
4. To the Class AF-3 Notes, until the Note Balance has been reduced to zero.
5. To the Class AF-4 Notes, until the Note Balance has been reduced to zero.
6. To the Class AF-5 Notes, until the Note Balance has been reduced to zero.
7. To the Class AF-6 Notes, until the Note Balance has been reduced to zero.

Notwithstanding the foregoing, on any Payment Date on or after which the aggregate Note Balance of the Subordinate Notes has been reduced to zero, principal will be allocated to the Senior Notes on a pro-rata basis.

Class AF-6 Calculation Percentage: For any Payment Date will be the fraction, expressed as a percentage, the numerator of which is the class note balance of the Class AF-6 Notes and the denominator of which is the total of the class note balances of all of the Group II Notes, in each case before giving effect to payments of principal on that Payment Date.

Class AF-6 Lockout Payment Amount: For any Payment Date will be an amount equal to the product of (1) the applicable Class AF-6 Lockout Percentage for that Payment Date, (2) the Class AF-6 Calculation Percentage for that Payment Date and (3) the Group II Principal Payment Amount for that Payment Date but in no event will the Class AF-6 Lockout Payment Amount exceed (a) the outstanding class note balance of the Class AF-6 Notes, or (b) the Group II Principal Payment Amount for that Payment Date.

Class AF-6 Lockout Percentage: For each Payment Date will be as follows:

Payment Date	Lockout Percentage
1 to 36	0%
37 to 60	45%
61 to 72	80%
73 to 84	100%
85 and thereafter	300%

Transaction Summary

Class M-1 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if any Class A Notes are outstanding and a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account payment of the Senior Principal Payment Amount for the applicable Payment Date, and

(ii) the note balance of the Class M-1 Notes immediately prior to the applicable Payment Date; over

(b) the lesser of:

(i) [75.00]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the aggregate principal balance of the Mortgage Loans as of the last day of the elated Due Period minus the OC Floor.

Class M-2 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A and Class M-1 Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if any Class A or Class M-1 Notes are outstanding and a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account payment of the Senior Principal Payment Amount for the applicable Payment Date,

(ii) the note balance of the Class M-1 Notes, after taking into account payment of the Class M-1 Principal Payment Amount for the applicable Payment Date, and

(iii) the note balance of the Class M-2 Notes immediately prior to the applicable Payment Date; over

(b) the lesser of:

(i) [80.90]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Class M-3 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A, Class M-1 and Class M-2 Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if any Class A, Class M-1 or Class M-2 Notes are outstanding and a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account payment of the Senior Principal Payment Amount for the applicable Payment Date,

(ii) the note balance of the Class M-1 Notes, after taking into account payment of the Class M-1 Principal Payment Amount for the applicable Payment Date,

(iii) the note balance of the Class M-2 Notes, after taking into account payment of the Class M-2 Principal Payment Amount for the applicable Payment Date,

(iv) the note balance of the Class M-3 Notes immediately prior to the applicable Payment Date; over

(b) the lesser of:

(i) [84.50]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Transaction Summary

Class M-4 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A, Class M-1, Class M-2 and Class M-3 Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if any Class A, Class M-1, Class M-2 or Class M-3 Notes are outstanding and a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account payment of the Senior Principal Payment Amount for the applicable Payment Date,

(ii) the note balance of the Class M-1 Notes, after taking into account payment of the Class M-1 Principal Payment Amount for the applicable Payment Date,

(iii) the note balance of the Class M-2 Notes, after taking into account payment of the Class M-2 Principal Payment Amount for the applicable Payment Date,

(iv) the note balance of the Class M-3 Notes, after taking into account payment of the Class M-3 Principal Payment Amount for the applicable Payment Date,

(v) the note balance of the Class M-4 Notes immediately prior to the applicable Payment Date; over

(b) the lesser of:

(i) [88.10]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Class M-5 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if any Class A, Class M-1, Class M-2, Class M-3 or Class M-4 Notes are outstanding and a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account payment of the Senior Principal Payment Amount for the applicable Payment Date,

(ii) the note balance of the Class M-1 Notes, after taking into account payment of the Class M-1 Principal Payment Amount for the applicable Payment Date,

(iii) the note balance of the Class M-2 Notes, after taking into account payment of the Class M-2 Principal Payment Amount for the applicable Payment Date,

(iv) the note balance of the Class M-3 Notes, after taking into account payment of the Class M-3 Principal Payment Amount for the applicable Payment Date,

(v) the note balance of the Class M-4 Notes, after taking into account payment of the Class M-4 Principal Payment Amount for the applicable Payment Date,

(vi) the note balance of the Class M-5 Notes immediately prior to the applicable Payment Date; over

(b) the lesser of:

(i) [91.00]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Transaction Summary

Class M-6 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account payment of the Senior Principal Payment Amount for the applicable Payment Date,

(ii) the note balance of the Class M-1 Notes, after taking into account payment of the Class M-1 Principal Payment Amount for the applicable Payment Date,

(iii) the note balance of the Class M-2 Notes, after taking into account payment of the Class M-2 Principal Payment Amount for the applicable Payment Date,

(iv) the note balance of the Class M-3 Notes, after taking into account payment of the Class M-3 Principal Payment Amount for the applicable Payment Date,

(v) the note balance of the Class M-4 Notes, after taking into account payment of the Class M-4 Principal Payment Amount for the applicable Payment Date,

(vi) the note balance of the Class M-5 Notes after taking into account payment of the Class M-5 Principal Payment Amount for the applicable Payment Date;

(vii) the note balance of the Class M-6 Notes immediately prior to the applicable Payment Date; over

(b) the lesser of:

(i) [93.60]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Transaction Summary

Class M-7 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if any Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 or Class M-6 Notes are outstanding and a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account payment of the Senior Principal Payment Amount for the applicable Payment Date,

(ii) the note balance of the Class M-1 Notes, after taking into account payment of the Class M-1 Principal Payment Amount for the applicable Payment Date,

(iii) the note balance of the Class M-2 Notes, after taking into account payment of the Class M-2 Principal Payment Amount for the applicable Payment Date,

(iv) the note balance of the Class M-3 Notes, after taking into account payment of the Class M-3 Principal Payment Amount for the applicable Payment Date,

(v) the note balance of the Class M-4 Notes, after taking into account payment of the Class M-4 Principal Payment Amount for the applicable Payment Date,

(vi) the note balance of the Class M-5 Notes after taking into account payment of the Class M-5 Principal Payment Amount for the applicable Payment Date;

(vii) the note balance of the Class M-6 Notes after taking into account payment of the Class M-6 Principal Payment Amount for the applicable Payment Date;

(viii)the note balance of the Class M-7 Notes immediately prior to the applicable Payment Date; over

(b)the lesser of:

(i) [96.00]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Transaction Summary

Class M-8 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if any Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 or Class M-7 Notes are outstanding and a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account Payments of the Senior Principal Payment Amount for the applicable payment Date,

(ii) the note balance of the Class M-1 Notes, after taking into account payment of the Class M-1 Principal Payment Amount for the applicable Payment Date,

(iii) the note balance of the Class M-2 Notes, after taking into account payment of the Class M-2 Principal Payment Amount for the applicable Payment Date,

(iv) the note balance of the Class M-3 Notes, after taking into account payment of the Class M-3 Principal Payment Amount for the applicable Payment Date,

(v) the note balance of the Class M-4 Notes, after taking into account payment of the Class M-4 Principal Payment Amount for the applicable Payment Date,

(vi) the note balance of the Class M-5 Notes after taking into account payment of the Class M-5 Principal Payment Amount for the applicable Payment Date;

(vii) the note balance of the Class M-6 Notes after taking into account payment of the Class M-6 Principal Payment Amount for the applicable Payment Date;

(viii)the note balance of the Class M-7 Notes after taking into account payment of the Class M-7 Principal Payment Amount for the applicable Payment Date;

(ix) the note balance of the Class M-8 Notes immediately prior to the applicable Payment Date; over

(b)the lesser of:

(i) [98.00]% of the balance of the Mortgage Loans as of the last day of the related due period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Transaction Summary

Class M-9 Principal Payment Amount:

As to any Payment Date on or after the Stepdown Date, (x) 100% of the Principal Payment Amount if the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Notes have been reduced to zero and a Delinquency Event is in effect, or (y) if any Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 or Class M-8 Notes are outstanding and a Delinquency Event is not in effect, the excess of:

(a) the sum of:

(i) the aggregate note balance of the Class A Notes, after taking into account Payments of the Senior Principal Payment Amount for the applicable payment Date,

(ii) the note balance of the Class M-1 Notes, after taking into account payment of the Class M-1 Principal Payment Amount for the applicable Payment Date,

(iii) the note balance of the Class M-2 Notes, after taking into account payment of the Class M-2 Principal Payment Amount for the applicable Payment Date,

(iv) the note balance of the Class M-3 Notes, after taking into account payment of the Class M-3 Principal Payment Amount for the applicable Payment Date,

(v) the note balance of the Class M-4 Notes, after taking into account payment of the Class M-4 Principal Payment Amount for the applicable Payment Date,

(vi) the note balance of the Class M-5 Notes after taking into account payment of the Class M-5 Principal Payment Amount for the applicable Payment Date;

(vii) the note balance of the Class M-6 Notes after taking into account payment of the Class M-6 Principal Payment Amount for the applicable Payment Date;

(viii)the note balance of the Class M-7 Notes after taking into account payment of the Class M-7 Principal Payment Amount for the applicable Payment Date;

(ix) the note balance of the Class M-8 Notes after taking into account payment of the Class M-8 Principal Payment Amount for the applicable Payment Date;

(x) the note balance of the Class M-9 Notes immediately prior to the applicable Payment Date; over

(b)the lesser of:

(i) [100.00]% of the balance of the Mortgage Loans as of the last day of the related due period less the Subordination Required Overcollateralization Amount for that Payment Date, and

(ii) the principal balance of the Mortgage Loans as of the last day of the related Due Period minus the OC Floor.

Optional Redemption:

The terms of the transaction allow for redemptionof the Offered Notes, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Net WAC Pass-Through Rate for the Group I Notes

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [1,2] (%)	Period	NWC [1] (%)	NWC [1,2] (%)	Period	NWC [1] (%)	NWC [1,2] (%)
1	8.93869	8.93869	35	10.38767	10.38767	69	14.00000	14.00000
2	7.49921	10.00000	36	11.58798	11.58798	70	14.00000	14.00000
3	7.50176	10.00000	37	12.30002	12.30002	71	14.00000	14.00000
4	7.75484	10.00000	38	11.82115	11.82115	72	14.00000	14.00000
5	7.50802	10.00000	39	11.82120	11.82120	73	14.00000	14.00000
6	7.76219	10.00000	40	12.21720	12.21720	74	14.00000	14.00000
7	7.51605	10.00000	41	12.03328	12.03328	75	14.00000	14.00000
8	7.52081	10.00000	42	13.11824	13.11824	76	14.00000	14.00000
9	8.33252	10.00000	43	12.84654	12.84654	77	14.00000	14.00000
10	7.53209	10.00000	44	12.84658	12.84658	78	14.00000	14.00000
11	7.78953	10.00000	45	14.00000	14.00000	79	14.00000	14.00000
12	7.54458	10.00000	46	12.84843	12.84843	80	14.00000	14.00000
13	7.80278	10.00000	47	13.48376	13.48376	81	14.00000	14.00000
14	7.55774	10.00000	48	13.69845	13.69845	82	14.00000	14.00000
15	7.56459	10.00000	49	14.00000	14.00000	83	14.00000	14.00000
16	7.82400	10.00000	50	13.84590	13.84590	84	14.00000	14.00000
17	7.57883	10.00000	51	13.84594	13.84594	85	14.00000	14.00000
18	7.83911	10.00000	52	14.00000	14.00000	86	14.00000	14.00000
19	7.59384	10.00000	53	13.86113	13.86113	87	14.00000	14.00000
20	7.60165	10.00000	54	14.00000	14.00000	88	14.00000	14.00000
21	8.42499	10.00000	55	14.00000	14.00000	89	14.00000	14.00000
22	7.62338	10.00000	56	14.00000	14.00000	90	14.00000	14.00000
23	8.48152	10.00000	57	14.00000	14.00000	91	14.00000	14.00000
24	8.91981	10.00000	58	14.00000	14.00000	92	14.00000	14.00000
25	9.47252	10.00000	59	14.00000	14.00000	93	14.00000	14.00000
26	9.17816	10.00000	60	14.00000	14.00000	94	14.00000	14.00000
27	9.18967	10.00000	61	14.00000	14.00000	95	14.00000	14.00000
28	9.51010	10.00000	62	14.00000	14.00000	96	14.00000	14.00000
29	9.40912	10.00000	63	14.00000	14.00000	97	14.00000	14.00000
30	9.97991	10.00000	64	14.00000	14.00000	98	14.00000	14.00000
31	9.75105	10.00000	65	14.00000	14.00000			
32	9.76508	10.00000	66	14.00000	14.00000			
33	10.45393	10.45393	67	14.00000	14.00000			
34	9.79615	10.00000	68	14.00000	14.00000			

(1) Assumes 1m LIBOR and 6m LIBOR increases instantaneously to 20.00% and the cash flows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.

Net WAC Pass-Through Rate for Class AF-1 Notes

Assumptions to Optional Termination

Period	NWC [1] (%)	NWC [1,2] (%)
1	8.47572	0.00000
2	7.11091	10.00000
3	7.11343	10.00000
4	7.35352	10.00000
5	7.11958	10.00000
6	7.36071	10.00000
7	7.12741	10.00000
8	7.13204	10.00000
9	7.90190	10.00000
10	7.14296	10.00000
11	7.38722	10.00000
12	7.15505	10.00000
13	7.40005	10.00000
14	7.16779	10.00000
15	7.17440	10.00000
16	7.42057	10.00000
17	7.18817	10.00000
18	7.43516	10.00000
19	7.20266	10.00000

(1) Assumes 1m LIBOR and 6m LIBOR increases instantaneously to 20.00% and the cash flows are run to the Optional Termination at the pricing speed.
(2) Assumes proceeds from the related Yield Maintenance Agreement are included.

Yield Maintenance Agreement Schedule and Strike Rates For Group I Notes			
Period	Notional Schedule ($)	Cap Strike Rate (%)	Cap Ceiling Rate (%)
1	175,000,000	N/A	N/A
2	170,161,837	7.49921	10.00000
3	165,459,643	7.50176	10.00000
4	160,886,617	7.75484	10.00000
5	156,439,227	7.50802	10.00000
6	152,114,035	7.76219	10.00000
7	147,907,698	7.51605	10.00000
8	143,816,966	7.52081	10.00000
9	139,838,675	8.33252	10.00000
10	135,969,748	7.53209	10.00000
11	132,207,193	7.78953	10.00000
12	128,548,098	7.54458	10.00000
13	124,989,631	7.80278	10.00000
14	121,529,038	7.55774	10.00000
15	118,163,640	7.56459	10.00000
16	114,890,829	7.82400	10.00000
17	111,708,072	7.57883	10.00000
18	108,612,902	7.83911	10.00000
19	105,602,919	7.59384	10.00000
20	102,675,792	7.60165	10.00000
21	99,829,249	8.42499	10.00000
22	97,061,085	7.62338	10.00000
23	94,369,202	8.48152	10.00000
24	91,757,140	8.91981	10.00000
25	89,224,468	9.47252	10.00000
26	86,763,347	9.17816	10.00000
27	84,369,695	9.18967	10.00000
28	82,041,668	9.51010	10.00000
29	79,777,488	9.40912	10.00000
30	77,576,556	9.97991	10.00000
31	75,437,515	9.75105	10.00000
32	73,357,517	9.76508	10.00000
33	0	0.00000	0.00000
34	69,366,954	9.79615	10.00000

Yield Maintenance Agreement Schedule and Strike Rates For AF-1 Notes			
Period	**Notional Schedule ($)**	**Cap Strike Rate (%)**	**Cap Ceiling Rate (%)**
1	167,066,000.00	N/A	N/A
2	164,270,955.74	7.11091	10.00000
3	160,333,145.75	7.11343	10.00000
4	155,246,079.66	7.35352	10.00000
5	149,011,534.30	7.11958	10.00000
6	141,637,954.46	7.36071	10.00000
7	133,140,634.10	7.12741	10.00000
8	123,541,842.08	7.13204	10.00000
9	112,870,888.10	7.90190	10.00000
10	101,179,868.56	7.14296	10.00000
11	89,572,280.65	7.38722	10.00000
12	78,224,594.13	7.15505	10.00000
13	67,131,058.43	7.40005	10.00000
14	56,286,049.23	7.16779	10.00000
15	45,684,065.65	7.17440	10.00000
16	35,319,727.58	7.42057	10.00000
17	25,187,773.05	7.18817	10.00000
18	15,283,055.64	7.43516	10.00000
19	5,600,541.97	7.20266	10.00000

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	EXCESS SPREAD (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	EXCESS SPREAD (%)
1	3.32100	3.62700	3.28610	51	4.42300	4.48300	2.71162
2	3.44300	3.72300	2.95484	52	4.43100	4.49000	2.73616
3	3.54300	3.80200	2.90077	53	4.43800	4.49700	2.70509
4	3.66600	3.87100	2.89310	54	4.44500	4.50300	2.73459
5	3.77200	3.92600	2.78215	55	4.45200	4.50900	2.70299
6	3.85200	3.96600	2.79629	56	4.45800	4.51500	2.69908
7	3.88600	3.99700	2.71808	57	4.46400	4.52200	2.78035
8	3.90900	4.02700	2.70100	58	4.46900	4.52900	2.69139
9	3.95500	4.05800	2.83372	59	4.47400	4.53600	2.71726
10	3.98800	4.08500	2.65429	60	4.48100	4.54500	2.68956
11	4.00700	4.11100	2.68915	61	4.48900	4.55300	2.71444
12	4.03700	4.13600	2.62166	62	4.49700	4.56200	2.68185
13	4.06400	4.16100	2.65119	63	4.50600	4.57000	2.67719
14	4.08900	4.18500	2.59068	64	4.51400	4.57800	2.70068
15	4.11800	4.20900	2.57541	65	4.52200	4.58700	2.66997
16	4.13900	4.22800	2.60255	66	4.53100	4.59500	2.69860
17	4.15700	4.24000	2.55250	67	4.53900	4.60300	2.66739
18	4.18200	4.24400	2.57513	68	4.54700	4.61200	2.66275
19	4.20900	4.24400	2.52910	69	4.55500	4.62000	2.74120
20	4.22700	4.24400	2.51969	70	4.56300	4.62800	2.65341
21	4.23000	4.24400	2.60390	71	4.57100	4.63600	2.67796
22	4.20900	4.24700	2.51122	72	4.57900	4.64400	2.65088
23	4.18200	4.25600	2.61346	73	4.58700	4.65200	2.67475
24	4.18300	4.27300	2.66613	74	4.59500	4.66000	2.64237
25	4.20600	4.29300	2.71380	75	4.60300	4.66800	2.63745
26	4.22700	4.31100	2.67153	76	4.61100	4.67600	2.65982
27	4.24800	4.32600	2.65906	77	4.61900	4.68400	2.62909
28	4.26600	4.34000	2.67757	78	4.62700	4.69200	2.65632
29	4.28300	4.35000	2.63984	79	4.63500	4.70000	2.62719
30	4.29800	4.35800	2.66286	80	4.64300	4.70800	2.62447
31	4.31000	4.36300	2.62630	81	4.65000	4.71700	2.67605
32	4.31900	4.36600	2.61964	82	4.65800	4.72500	2.61927
33	4.32600	4.36600	2.67320	83	4.66600	4.73300	2.64518
34	4.32900	4.36500	2.60768	84	4.67400	4.74200	2.62074
35	4.33000	4.36400	2.63829	85	4.68200	4.75000	2.64612
36	4.32700	4.36300	2.75915	86	4.69100	4.75800	2.61393
37	4.32400	4.36300	2.80941	87	4.69900	4.76700	2.60869
38	4.32200	4.36500	2.75692	88	4.70700	4.77500	2.63013
39	4.32100	4.36800	2.76288	89	4.71500	4.78300	2.59969
40	4.32200	4.37400	2.79691	90	4.72400	4.79200	2.62580
41	4.32400	4.38100	2.76131	91	4.73200	4.80000	2.59487
42	4.32800	4.39100	2.78843	92	4.74000	4.80800	2.58932
43	4.33400	4.40300	2.75408	93	4.74800	4.81600	2.66311
44	4.34200	4.41600	2.74727	94	4.75600	4.82500	2.57807
45	4.35300	4.42800	2.82673	95	4.76400	4.83300	2.60028
46	4.36700	4.44000	2.73176	96	4.77200	4.84100	2.57295
47	4.38300	4.45100	2.75489	97	4.78000	4.84900	2.59443
48	4.39700	4.46000	2.72635	98	4.78800	4.85700	2.56218
49	4.40600	4.46800	2.75016				
50	4.41500	4.47600	2.71580				

(1) Assumes the Pricing Prepayment Speed

(2) Calculated as (a) interest collections on the collateral (net of the trustee fees and servicing fees), less total interest on the Offered Notes divided by (b) collateral balance as of the beginning period.

Weighted Average Life Tables

Class AV-1 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	2.08	1.37	1.00	0.77	0.62
MDUR (yr)	1.95	1.30	0.96	0.75	0.60
First Prin Pay	1	1	1	1	1
Last Prin Pay	57	37	27	21	17

Class AV-1 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	2.08	1.37	1.00	0.77	0.62
MDUR (yr)	1.95	1.30	0.96	0.75	0.60
First Prin Pay	1	1	1	1	1
Last Prin Pay	57	37	27	21	17

Class AV-2 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	6.22	4.09	3.00	2.29	1.82
MDUR (yr)	5.46	3.73	2.79	2.16	1.73
First Prin Pay	57	37	27	21	17
Last Prin Pay	97	64	46	36	28

Class AV-2 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	6.22	4.09	3.00	2.29	1.82
MDUR (yr)	5.46	3.73	2.79	2.16	1.73
First Prin Pay	57	37	27	21	17
Last Prin Pay	97	64	46	36	28

Weighted Average Life Tables

Class AV-3 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	12.12	8.26	6.10	4.89	4.22
MDUR (yr)	9.51	6.93	5.32	4.37	3.82
First Prin Pay	97	64	46	36	28
Last Prin Pay	180	128	97	77	63

Class AV-3 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	13.48	9.20	6.75	5.36	4.58
MDUR (yr)	10.19	7.50	5.77	4.72	4.09
First Prin Pay	97	64	46	36	28
Last Prin Pay	327	269	213	171	140

Class AF-1 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	1.47	1.10	0.90	0.77	0.69
MDUR (yr)	1.40	1.06	0.87	0.75	0.67
First Prin Pay	1	1	1	1	1
Last Prin Pay	34	24	19	16	14

Class AF-1 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	1.47	1.10	0.90	0.77	0.69
MDUR (yr)	1.40	1.06	0.87	0.75	0.67
First Prin Pay	1	1	1	1	1
Last Prin Pay	34	24	19	16	14

Weighted Average Life Tables

Class AF-2 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	3.70	2.57	2.00	1.65	1.41
MDUR (yr)	3.34	2.38	1.88	1.56	1.34
First Prin Pay	34	24	19	16	14
Last Prin Pay	57	39	30	24	20

Class AF-2 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	3.70	2.57	2.00	1.65	1.41
MDUR (yr)	3.34	2.38	1.88	1.56	1.34
First Prin Pay	34	24	19	16	14
Last Prin Pay	57	39	30	24	20

Class AF-3 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	7.00	4.25	3.00	2.31	1.94
MDUR (yr)	5.80	3.77	2.74	2.15	1.82
First Prin Pay	57	39	30	24	20
Last Prin Pay	132	71	49	32	27

Class AF-3 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	7.00	4.25	3.00	2.31	1.94
MDUR (yr)	5.80	3.77	2.74	2.15	1.82
First Prin Pay	57	39	30	24	20
Last Prin Pay	132	71	49	32	27

Weighted Average Life Tables

Class AF-4 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	13.38	8.61	5.00	2.85	2.37
MDUR (yr)	9.57	6.81	4.33	2.60	2.19
First Prin Pay	132	71	49	32	27
Last Prin Pay	180	128	78	51	31

Class AF-4 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	13.59	8.78	5.00	2.85	2.37
MDUR (yr)	9.67	6.91	4.33	2.60	2.19
First Prin Pay	132	71	49	32	27
Last Prin Pay	202	146	78	51	31

Class AF-5 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	14.99	10.66	7.87	5.15	2.66
MDUR (yr)	10.01	7.89	6.25	4.37	2.42
First Prin Pay	180	128	78	51	31
Last Prin Pay	180	128	97	77	34

Class AF-5 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	21.09	15.92	11.77	6.05	2.66
MDUR (yr)	12.19	10.31	8.36	4.90	2.42
First Prin Pay	202	146	78	51	31
Last Prin Pay	322	264	209	168	34

Weighted Average Life Tables

Class AF-6 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	7.55	6.95	6.59	5.97	4.43
MDUR (yr)	6.07	5.69	5.47	5.06	3.87
First Prin Pay	37	37	41	50	34
Last Prin Pay	180	128	97	77	63

Class AF-6 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	7.57	7.02	6.92	7.21	5.79
MDUR (yr)	6.08	5.73	5.69	5.88	4.82
First Prin Pay	37	37	41	50	34
Last Prin Pay	320	262	207	166	139

Class M-1 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.42	4.63	4.44
MDUR (yr)	7.50	5.69	4.55	3.99	3.87
First Prin Pay	61	42	39	43	48
Last Prin Pay	180	128	97	77	63

Class M-1 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.97	7.80	5.98	5.08	4.82
MDUR (yr)	7.85	6.05	4.88	4.29	4.13
First Prin Pay	61	42	39	43	48
Last Prin Pay	295	227	175	140	115

Weighted Average Life Tables

Class M-2 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.41	4.55	4.22
MDUR (yr)	7.46	5.67	4.53	3.93	3.68
First Prin Pay	61	42	38	41	44
Last Prin Pay	180	128	97	77	63

Class M-2 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.95	7.78	5.95	4.99	4.58
MDUR (yr)	7.80	6.01	4.85	4.21	3.94
First Prin Pay	61	42	38	41	44
Last Prin Pay	287	218	168	134	110

Class M-3 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.40	4.52	4.10
MDUR (yr)	7.42	5.65	4.51	3.88	3.58
First Prin Pay	61	42	38	40	43
Last Prin Pay	180	128	97	77	63

Class M-3 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.92	7.75	5.92	4.93	4.45
MDUR (yr)	7.75	5.97	4.82	4.15	3.82
First Prin Pay	61	42	38	40	43
Last Prin Pay	277	208	160	128	105

Weighted Average Life Tables

Class M-4 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.40	4.49	4.03
MDUR (yr)	7.38	5.62	4.50	3.85	3.52
First Prin Pay	61	42	38	39	41
Last Prin Pay	180	128	97	77	63

Class M-4 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.88	7.71	5.90	4.89	4.36
MDUR (yr)	7.69	5.93	4.78	4.11	3.74
First Prin Pay	61	42	38	39	41
Last Prin Pay	269	200	154	123	101

Class M-5 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.40	4.47	3.98
MDUR (yr)	7.36	5.61	4.48	3.83	3.47
First Prin Pay	61	42	37	39	40
Last Prin Pay	180	128	97	77	63

Class M-5 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.83	7.67	5.85	4.84	4.28
MDUR (yr)	7.65	5.90	4.75	4.07	3.68
First Prin Pay	61	42	37	39	40
Last Prin Pay	259	191	146	117	96

Weighted Average Life Tables

Class M-6 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.39	4.46	3.94
MDUR (yr)	7.33	5.59	4.47	3.81	3.44
First Prin Pay	61	42	37	38	39
Last Prin Pay	180	128	97	77	63

Class M-6 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.77	7.62	5.81	4.79	4.22
MDUR (yr)	7.59	5.85	4.71	4.03	3.63
First Prin Pay	61	42	37	38	39
Last Prin Pay	249	182	139	111	91

Class M-7 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.39	4.44	3.91
MDUR (yr)	7.25	5.54	4.44	3.78	3.39
First Prin Pay	61	42	37	38	39
Last Prin Pay	180	128	97	77	63

Class M-7 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.68	7.54	5.75	4.73	4.15
MDUR (yr)	7.48	5.77	4.65	3.96	3.55
First Prin Pay	61	42	37	38	39
Last Prin Pay	237	172	132	105	86

Weighted Average Life Tables

Class M-8 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.39	4.44	3.89
MDUR (yr)	7.19	5.51	4.42	3.76	3.36
First Prin Pay	61	42	37	38	38
Last Prin Pay	180	128	97	77	63

Class M-8 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.56	7.44	5.68	4.67	4.07
MDUR (yr)	7.37	5.69	4.58	3.91	3.49
First Prin Pay	61	42	37	38	38
Last Prin Pay	224	161	123	98	80

Class M-9 To Call

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.09	7.09	5.39	4.42	3.87
MDUR (yr)	7.03	5.42	4.36	3.70	3.31
First Prin Pay	61	42	37	37	38
Last Prin Pay	180	128	97	77	63

Class M-9 To Maturity

	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC
WAL (yr)	10.36	7.29	5.56	4.56	3.98
MDUR (yr)	7.13	5.51	4.45	3.79	3.38
First Prin Pay	61	42	37	37	38
Last Prin Pay	209	149	114	91	74

RAMC 2005-2 BREAK-EVEN ANALYSIS

Class	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**
Rating (S/M)	AA+/Aa1	AA/Aa2	AA-/Aa3	A+/A1	A/A2
Loss Severity	30%	30%	30%	30%	30%
Default	32.59 CDR	24.9 CDR	20.99 CDR	17.57 CDR	15.1 CDR
Collateral Loss	18.28%	15.80%	14.27%	12.74%	11.51%
Loss Severity	40%	40%	40%	40%	40%
Default	21.13 CDR	16.8 CDR	14.47 CDR	12.35 CDR	10.76 CDR
Collateral Loss	19.10%	16.49%	14.89%	13.30%	12.00%
Loss Severity	50%	50%	50%	50%	50%
Default	15.62 CDR	12.68 CDR	11.04 CDR	9.51 CDR	8.36 CDR
Collateral Loss	19.63%	16.95%	15.30%	13.64%	12.32%

Class	**M-6**	**M-7**	**M-8**	**M-9**
Rating (S/M/F)	A-/A3	BBB+/Baa1 +	BBB/Baa2	BBB-/Baa3
Loss Severity	30%	30%	30%	30%
Default	13.08 CDR	11.36 CDR	10.07 CDR	9.06 CDR
Collateral Loss	10.40%	9.38%	8.56%	7.88%
Loss Severity	40%	40%	40%	40%
Default	9.43 CDR	8.27 CDR	7.4 CDR	6.71 CDR
Collateral Loss	10.84%	9.77%	8.93%	8.23%
Loss Severity	50%	50%	50%	50%
Default	7.37 CDR	6.51 CDR	5.85 CDR	5.33 CDR
Collateral Loss	11.12%	10.03%	9.17%	8.46%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

		Minimum	Maximum
Scheduled Principal Balance	$412,550,776	$25,000	$773,500
Average Scheduled Principal Balance	$151,118		
Number of Mortgage Loans	2,730		
Weighted Average Gross Coupon	7.66%	5.19%	12.99%
Weighted Average FICO Score	629	417	879
Weighted Average Combined Original LTV	76.03%	11.64%	100.00%
Weighted Average Original Term	330 months	60 months	360 months
Weighted Average Stated Remaining Term	329 months	58 months	360 months
Weighted Average Seasoning	1 months	0 months	5 months
Weighted Average Gross Margin	5.68%	2.84%	8.59%
Weighted Average Minimum Interest Rate	7.99%	5.19%	11.09%
Weighted Average Maximum Interest Rate	14.99%	12.19%	18.09%
Weighted Average Initial Rate Cap	3.00%	3.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	29 months	21 months	36 months
Maturity Date		April 1, 2010	June 1, 2035
Maximum Zip Code Concentration	1.09%	11236	

ARM	21.39%	Cash Out Refinance	54.46%
Fixed Rate	78.61%	Debt Consolidation	26.90%
		Purchase	10.82%
2/28 Arms	10.34%	Rate/Term Refinance	7.82%
2/28 IO	0.36%		
3/27 Arms	10.01%	Condominium	3.63%
3/27 IO	0.68%	Five-Eight Family	2.99%
Fixed Rate	77.44%	Manufacture Housing	3.34%
Fixed Rate IO	1.17%	Multi-Use	2.82%
		Single Family	70.25%
Interest Only	2.21%	Two-Four Family	16.98%
Not Interest Only	97.79%		
		Non-owner	9.97%
Prepay Penalty: 0 months	24.22%	Primary	90.03%
Prepay Penalty: 12 months	28.83%		
Prepay Penalty: 24 months	6.62%	Top 5 States:	
Prepay Penalty: 30 months	0.57%	New York	31.97%
Prepay Penalty: 36 months	39.77%	Florida	10.44%
		New Jersey	5.51%
First Lien	98.36%	Pennsylvania	5.20%
Second Lien	1.64%	Illinois	4.96%
Full	71.69%		
Limited	8.85%		
No Income Verification	15.78%		
Stated Income	3.69%		

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	226	9,754,763.21	2.36%	8.755	269	66.63	616
50,000.01 - 100,000.00	882	65,597,962.19	15.90%	8.273	294	72.38	621
100,000.01 - 150,000.00	618	76,250,424.02	18.48%	8.004	317	73.90	623
150,000.01 - 200,000.00	357	62,021,797.70	15.03%	7.798	329	76.63	628
200,000.01 - 250,000.00	227	51,198,602.48	12.41%	7.573	338	73.62	625
250,000.01 - 300,000.00	148	40,610,834.50	9.84%	7.450	347	77.09	616
300,000.01 - 350,000.00	110	35,758,326.79	8.67%	6.957	347	77.84	638
350,000.01 - 400,000.00	61	22,888,135.46	5.55%	6.949	354	81.27	645
400,000.01 - 450,000.00	45	19,148,205.00	4.64%	7.156	354	83.17	638
450,000.01 - 500,000.00	35	16,702,571.37	4.05%	7.304	354	81.42	659
500,000.01 - 550,000.00	7	3,721,213.70	0.90%	6.667	358	91.42	691
550,000.01 - 600,000.00	3	1,759,650.00	0.43%	6.434	358	85.77	682
600,000.01 - 650,000.00	9	5,664,790.03	1.37%	6.713	356	82.90	678
650,000.01 - 700,000.00	1	700,000.00	0.17%	5.740	359	83.83	668
750,000.01 - 800,000.00	1	773,500.00	0.19%	6.090	358	85.00	626
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	4	648,655.01	0.16%	5.348	358	84.78	682
5.500 - 5.999	203	50,139,661.68	12.15%	5.827	324	72.46	676
6.000 - 6.499	165	32,794,271.79	7.95%	6.294	326	72.04	675
6.500 - 6.999	372	67,237,490.84	16.30%	6.799	324	77.20	648
7.000 - 7.499	270	47,324,558.27	11.47%	7.285	329	78.32	627
7.500 - 7.999	441	67,469,427.54	16.35%	7.779	330	78.42	626
8.000 - 8.499	302	36,551,942.83	8.86%	8.294	328	77.59	611
8.500 - 8.999	397	47,033,205.55	11.40%	8.791	329	77.27	599
9.000 - 9.499	241	26,832,432.68	6.50%	9.279	330	76.64	595
9.500 - 9.999	195	21,999,660.74	5.33%	9.765	335	72.60	578
10.000 -10.499	76	8,687,374.32	2.11%	10.234	343	71.18	582
10.500 -10.999	41	4,326,742.59	1.05%	10.732	348	65.89	575
11.000 -11.499	16	945,077.61	0.23%	11.281	342	69.21	559
11.500 -11.999	6	406,075.00	0.10%	11.746	359	63.63	516
12.500 -12.999	1	154,200.00	0.04%	12.990	358	60.00	583
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
400-499	81	10,492,728.05	2.54%	9.088	354	65.04	487
500-524	166	21,816,065.01	5.29%	8.923	350	69.00	511
525-549	206	28,739,664.77	6.97%	8.451	340	73.82	537
550-574	256	32,661,658.40	7.92%	8.133	336	74.60	561
575-599	302	43,108,982.72	10.45%	7.951	335	74.86	587
600-624	391	59,628,011.64	14.45%	7.689	333	76.78	612
625-649	365	59,775,423.50	14.49%	7.439	329	77.83	636
650-674	298	47,634,061.60	11.55%	7.208	321	78.31	661
675-699	245	40,690,071.81	9.86%	7.188	322	78.11	686
700+	408	66,456,708.95	16.11%	7.058	309	77.42	743
None	12	1,547,400.00	0.38%	8.239	359	71.00	0
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	260	27,494,324.43	6.66%	7.520	298	39.09	642
50.00- 54.99	114	16,017,372.69	3.88%	7.553	319	52.31	609
55.00- 59.99	118	14,981,215.60	3.63%	7.900	315	56.88	600
60.00- 64.99	142	19,336,699.69	4.69%	7.664	314	62.04	621
65.00- 69.99	190	30,332,706.65	7.35%	7.404	328	66.96	623
70.00- 74.99	260	39,597,592.59	9.60%	7.647	325	71.79	623
75.00- 79.99	355	54,392,388.59	13.18%	7.883	335	76.49	621
80.00	368	58,292,293.10	14.13%	7.766	339	80.00	614
80.01- 84.99	121	17,365,854.42	4.21%	7.413	321	83.23	640
85.00- 89.99	314	49,130,945.27	11.91%	7.540	332	85.86	628
90.00- 94.99	296	45,977,043.89	11.14%	7.696	334	90.39	646
95.00- 99.99	80	17,060,079.48	4.14%	7.400	332	95.45	662
100.00	112	22,572,260.05	5.47%	7.959	342	100.00	672
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60.000	3	166,223.58	0.04%	6.563	58	31.26	737
72.000	4	228,434.62	0.06%	7.869	71	68.27	707
84.000	7	463,995.05	0.11%	7.264	83	59.77	658
96.000	16	1,308,029.55	0.32%	6.978	95	56.64	674
108.000	8	712,550.00	0.17%	6.844	107	61.24	721
120.000	48	3,559,086.81	0.86%	7.829	119	68.60	647
132.000	10	804,809.83	0.20%	7.774	131	73.48	652
141.000	1	122,320.00	0.03%	5.990	140	55.00	809
144.000	28	2,814,933.91	0.68%	7.436	143	65.50	697
156.000	21	2,054,904.97	0.50%	7.146	155	68.02	661
168.000	72	6,881,031.11	1.67%	7.625	167	73.75	678
180.000	257	24,985,966.71	6.06%	7.350	179	70.93	648
192.000	3	322,775.00	0.08%	8.882	192	84.05	671
204.000	8	786,070.59	0.19%	7.421	202	70.80	691
216.000	10	827,982.00	0.20%	8.571	215	75.96	633
228.000	23	3,041,045.85	0.74%	7.901	226	77.25	654
233.000	1	131,721.00	0.03%	6.740	232	83.00	637
240.000	97	10,442,651.44	2.53%	7.586	239	73.77	646
252.000	13	1,212,030.00	0.29%	8.102	251	77.10	636
264.000	21	2,833,579.64	0.69%	7.103	263	65.00	694
276.000	19	2,008,446.97	0.49%	7.951	275	78.30	645
288.000	26	3,582,493.03	0.87%	7.897	287	77.60	644
300.000	47	5,835,847.37	1.41%	7.908	299	78.62	662
312.000	27	2,941,012.01	0.71%	8.304	311	80.68	613
324.000	31	4,232,252.32	1.03%	7.958	323	79.64	650
336.000	54	9,067,906.77	2.20%	7.506	335	81.63	675
348.000	50	7,016,786.16	1.70%	7.973	347	79.82	626
360.000	1,825	314,165,890.16	76.15%	7.680	359	76.64	621
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	3	166,223.58	0.04%	6.563	58	31.26	737
61-120	83	6,272,096.03	1.52%	7.499	108	64.60	664
121-180	389	37,663,966.53	9.13%	7.400	171	70.88	658
181-240	142	15,552,245.88	3.77%	7.711	232	74.71	650
241-300	126	15,472,397.01	3.75%	7.779	283	75.73	660
301-360	1,987	337,423,847.42	81.79%	7.690	357	76.92	623
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	542	88,239,822.77	21.39%	7.989	357	78.86	600
Fixed Rate	2,188	324,310,953.68	78.61%	7.576	321	75.26	637
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 Arms	250	42,648,724.54	10.34%	7.938	358	78.62	593
2/28 IO	5	1,486,000.00	0.36%	7.478	359	81.40	672
3/27 Arms	275	41,302,796.23	10.01%	8.139	356	78.50	599
3/27 IO	12	2,802,302.00	0.68%	6.828	359	86.43	696
Fixed Rate	2,172	319,490,484.36	77.44%	7.587	320	75.25	637
Fixed Rate IO	16	4,820,469.32	1.17%	6.855	359	76.01	669
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	33	9,108,771.32	2.21%	6.949	359	80.09	678
Not Interest Only	2,697	403,442,005.13	97.79%	7.681	328	75.94	628
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	743	99,922,797.51	24.22%	8.260	323	75.82	622
Prepay Penalty: 12 months	460	118,927,369.68	28.83%	6.953	348	75.36	631
Prepay Penalty: 24 months	190	27,305,151.62	6.62%	7.767	350	78.03	599
Prepay Penalty: 30 months	11	2,340,780.20	0.57%	7.877	306	88.59	634
Prepay Penalty: 36 months	1,326	164,054,677.44	39.77%	7.798	315	76.13	638
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,634	405,792,397.35	98.36%	7.648	329	76.07	629
Second Lien	96	6,758,379.10	1.64%	8.665	293	73.57	631
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full	2,086	295,744,986.30	71.69%	7.606	324	76.22	627
Limited	206	36,515,449.04	8.85%	7.490	346	77.41	631
No Income Verification	344	65,087,403.01	15.78%	7.978	339	75.11	637
Stated Income	94	15,202,938.10	3.69%	7.889	338	73.01	634
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,455	224,690,287.10	54.46%	7.592	331	72.95	622
Debt Consolidation	797	110,989,337.09	26.90%	7.653	313	77.72	633
Purchase	225	44,618,104.30	10.82%	8.010	357	85.49	654
Rate/Term Refinance	253	32,253,047.96	7.82%	7.736	328	78.65	633
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	101	14,962,976.55	3.63%	7.753	343	78.80	627
Five-Eight Family	52	12,321,978.96	2.99%	9.037	341	69.45	669
Manufacture Housing	154	13,799,506.35	3.34%	7.947	297	77.19	645
Multi-Use	57	11,620,014.72	2.82%	9.429	351	66.97	664
Single Family	2,076	289,797,791.81	70.25%	7.630	323	76.01	624
Two-Four Family	290	70,048,508.06	16.98%	7.201	348	77.96	634
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	241	41,127,072.48	9.97%	8.407	348	71.74	660
Primary	2,489	371,423,703.97	90.03%	7.582	326	76.51	626
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	11	882,361.65	0.21%	8.432	318	79.52	638
Arizona	60	7,125,841.65	1.73%	7.530	308	77.02	651
Arkansas	1	49,971.18	0.01%	8.740	358	44.64	500
California	58	11,133,181.70	2.70%	7.301	309	69.38	645
Colorado	18	2,321,514.23	0.56%	7.376	278	79.01	670
Connecticut	69	12,100,006.52	2.93%	7.998	336	76.66	631
Delaware	30	4,043,619.91	0.98%	7.270	293	74.54	643
Florida	346	43,063,642.31	10.44%	7.734	323	77.10	622
Georgia	31	3,333,363.00	0.81%	8.361	339	77.04	587
Illinois	144	20,472,263.16	4.96%	7.960	320	79.37	631
Indiana	29	2,131,326.45	0.52%	8.227	266	81.54	631
Kansas	16	1,403,466.07	0.34%	8.738	257	85.56	648
Kentucky	33	3,025,179.43	0.73%	7.863	275	77.50	638
Louisiana	38	3,880,529.18	0.94%	8.169	299	74.30	620
Maine	7	874,385.20	0.21%	7.872	347	75.76	598
Maryland	102	14,882,490.40	3.61%	8.114	320	74.62	620
Massachusetts	75	16,458,100.63	3.99%	7.777	350	74.39	622
Michigan	73	6,729,419.34	1.63%	8.391	326	78.57	613
Minnesota	24	3,364,114.84	0.82%	8.053	346	80.09	610
Missouri	93	7,605,370.06	1.84%	8.404	299	81.21	626
Nebraska	11	781,000.00	0.19%	8.448	253	82.56	625
Nevada	6	1,304,540.87	0.32%	7.465	359	77.86	587
New Hampshire	34	4,405,937.85	1.07%	7.492	326	70.14	627
New Jersey	130	22,751,597.58	5.51%	8.154	339	73.08	613
New Mexico	1	75,000.00	0.02%	7.590	359	56.82	611
New York	506	131,886,168.62	31.97%	7.042	348	74.94	635
North Carolina	115	10,753,079.85	2.61%	8.676	291	79.22	630
Ohio	140	13,503,920.19	3.27%	8.388	317	81.13	620
Oklahoma	1	63,000.00	0.02%	9.690	358	63.00	495
Oregon	9	1,198,290.00	0.29%	8.340	330	84.81	650
Pennsylvania	192	21,440,563.67	5.20%	7.716	323	76.86	629
Rhode Island	24	4,191,115.53	1.02%	7.749	349	68.03	642
South Carolina	67	6,869,311.90	1.67%	8.327	264	78.64	639
Tennessee	22	1,890,896.47	0.46%	8.114	311	81.79	624
Texas	20	3,110,962.90	0.75%	7.716	349	85.37	635
Vermont	3	389,437.78	0.09%	8.014	359	90.56	663
Virginia	131	16,472,104.54	3.99%	7.977	316	72.91	625
Washington	7	1,109,097.35	0.27%	6.911	291	70.24	660
Wisconsin	52	5,379,679.44	1.30%	8.372	314	80.57	640
Wyoming	1	94,925.00	0.02%	7.190	358	59.38	614
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	2	323,855.01	0.37%	5.221	359	79.55	678
3.000 - 3.499	4	822,089.00	0.93%	5.617	359	91.26	702
3.500 - 3.999	11	1,992,350.00	2.26%	6.151	359	73.82	662
4.000 - 4.499	36	7,244,316.88	8.21%	6.684	359	78.67	647
4.500 - 4.999	61	12,830,636.66	14.54%	7.094	359	80.31	614
5.000 - 5.499	83	16,286,584.11	18.46%	7.608	357	80.28	621
5.500 - 5.999	101	18,109,438.64	20.52%	8.037	358	82.84	602
6.000 - 6.499	102	13,229,666.86	14.99%	8.555	357	76.19	573
6.500 - 6.999	68	8,465,187.13	9.59%	9.005	357	77.59	562
7.000 - 7.499	44	5,727,302.48	6.49%	9.612	353	74.88	555
7.500 - 7.999	18	2,005,371.00	2.27%	10.106	339	61.92	551
8.000 - 8.499	11	1,056,775.00	1.20%	10.667	359	71.33	536
8.500 - 8.999	1	146,250.00	0.17%	10.490	359	65.00	549
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	4	648,655.01	0.74%	5.348	358	84.78	682
5.500 - 5.999	4	901,039.00	1.02%	5.836	359	83.48	666
6.000 - 6.499	15	2,595,131.54	2.94%	6.286	359	74.63	653
6.500 - 6.999	57	11,907,288.18	13.49%	6.814	359	79.89	638
7.000 - 7.499	60	13,179,683.65	14.94%	7.298	356	79.79	613
7.500 - 7.999	111	20,738,109.02	23.50%	7.798	358	82.95	614
8.000 - 8.499	82	12,406,998.69	14.06%	8.298	357	79.35	590
8.500 - 8.999	102	13,306,523.03	15.08%	8.750	357	76.90	563
9.000 - 9.499	51	5,779,668.65	6.55%	9.246	357	77.79	571
9.500 - 9.999	29	3,913,530.00	4.44%	9.750	350	69.35	548
10.000 -10.499	17	1,671,875.00	1.89%	10.253	343	62.68	536
10.500 -10.999	9	1,142,571.00	1.29%	10.698	359	65.58	544
11.000 -11.499	1	48,750.00	0.06%	11.090	360	65.00	524
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.000 -12.499	4	648,655.01	0.74%	5.348	358	84.78	682
12.500 -12.999	4	901,039.00	1.02%	5.836	359	83.48	666
13.000 -13.499	15	2,595,131.54	2.94%	6.286	359	74.63	653
13.500 -13.999	57	11,907,288.18	13.49%	6.814	359	79.89	638
14.000 -14.499	60	13,179,683.65	14.94%	7.298	356	79.79	613
14.500 -14.999	111	20,738,109.02	23.50%	7.798	358	82.95	614
15.000 -15.499	82	12,406,998.69	14.06%	8.298	357	79.35	590
15.500 -15.999	102	13,306,523.03	15.08%	8.750	357	76.90	563
16.000 -16.499	51	5,779,668.65	6.55%	9.246	357	77.79	571
16.500 -16.999	29	3,913,530.00	4.44%	9.750	350	69.35	548
17.000 -17.499	17	1,671,875.00	1.89%	10.253	343	62.68	536
17.500 -17.999	9	1,142,571.00	1.29%	10.698	359	65.58	544
18.000 -18.499	1	48,750.00	0.06%	11.090	360	65.00	524
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	542	88,239,822.77	100.00%	7.989	357	78.86	600
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	542	88,239,822.77	100.00%	7.989	357	78.86	600
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
03/01/07	5	923,165.63	1.05%	7.666	343	85.13	601
04/01/07	119	21,416,054.91	24.27%	7.784	358	80.59	597
05/01/07	108	18,147,254.00	20.57%	8.060	359	76.79	594
06/01/07	23	3,648,250.00	4.13%	8.118	360	75.68	589
01/01/08	1	144,768.98	0.16%	9.190	355	63.04	541
03/01/08	1	181,876.06	0.21%	7.927	357	70.00	611
04/01/08	103	14,885,379.59	16.87%	8.074	357	80.09	602
05/01/08	145	23,845,296.60	27.02%	7.989	355	79.13	606
06/01/08	37	5,047,777.00	5.72%	8.292	354	75.99	607
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

AVM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Appraisal	2,407	367,551,548.41	89.09%	7.743	334	76.04	621
Insured AVM	323	44,999,228.04	10.91%	7.027	286	75.93	699
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

AVM PROVIDER	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
	2,407	367,551,548.41	89.09%	7.743	334	76.04	621
HG	200	27,491,387.51	6.66%	7.028	284	76.99	697
VS	123	17,507,840.53	4.24%	7.025	289	74.25	701
Total	**2,730**	**412,550,776.45**	**100.00%**	**7.665**	**329**	**76.03**	**629**

DESCRIPTION OF THE COLLATERAL

ADJUSTABLE RATE MORTGAGE LOANS

		Minimum	Maximum
Scheduled Principal Balance	$88,239,823	$39,971	$630,000
Average Scheduled Principal Balance	$162,804		
Number of Mortgage Loans	542		
Weighted Average Gross Coupon	7.99%	5.19%	11.09%
Weighted Average FICO Score	600	444	766
Weighted Average Combined Original LTV	78.86%	17.33%	100.00%
Weighted Average Original Term	358 months	168 months	360 months
Weighted Average Stated Remaining Term	357 months	167 months	360 months
Weighted Average Seasoning	1 months	0 months	5 months
Weighted Average Gross Margin	5.68%	2.84%	8.59%
Weighted Average Minimum Interest Rate	7.99%	5.19%	11.09%
Weighted Average Maximum Interest Rate	14.99%	12.19%	18.09%
Weighted Average Initial Rate Cap	3.00%	3.00%	3.00%
Weighted Average Subsequent Rate Cap	1.00%	1.00%	1.00%
Weighted Average Months to Roll	29 months	21 months	36 months
Maturity Date		May 1 2019	June 1 2035
Maximum Zip Code Concentration	0.97%	08861	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	26	1,163,912.44	1.32%	9.145	347	70.27	563
50,000.01 - 100,000.00	131	9,951,056.07	11.28%	8.498	352	72.79	585
100,000.01 - 150,000.00	134	16,627,106.62	18.84%	8.318	358	75.40	577
150,000.01 - 200,000.00	104	18,236,793.23	20.67%	8.039	356	78.90	605
200,000.01 - 250,000.00	58	13,013,586.29	14.75%	7.623	359	77.78	605
250,000.01 - 300,000.00	42	11,518,521.34	13.05%	7.802	359	82.54	606
300,000.01 - 350,000.00	20	6,456,307.84	7.32%	7.522	358	84.44	620
350,000.01 - 400,000.00	15	5,554,638.94	6.29%	7.679	358	82.71	615
400,000.01 - 450,000.00	6	2,570,450.00	2.91%	7.894	359	86.77	611
450,000.01 - 500,000.00	3	1,410,500.00	1.60%	7.771	359	70.59	632
500,000.01 - 550,000.00	1	535,000.00	0.61%	7.990	358	100.00	643
550,000.01 - 600,000.00	1	571,950.00	0.65%	7.040	358	93.00	631
600,000.01 - 650,000.00	1	630,000.00	0.71%	7.990	358	100.00	654
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	4	648,655.01	0.74%	5.348	358	84.78	682
5.500 - 5.999	4	901,039.00	1.02%	5.836	359	83.48	666
6.000 - 6.499	15	2,595,131.54	2.94%	6.286	359	74.63	653
6.500 - 6.999	57	11,907,288.18	13.49%	6.814	359	79.89	638
7.000 - 7.499	60	13,179,683.65	14.94%	7.298	356	79.79	613
7.500 - 7.999	111	20,738,109.02	23.50%	7.798	358	82.95	614
8.000 - 8.499	82	12,406,998.69	14.06%	8.298	357	79.35	590
8.500 - 8.999	102	13,306,523.03	15.08%	8.750	357	76.90	563
9.000 - 9.499	51	5,779,668.65	6.55%	9.246	357	77.79	571
9.500 - 9.999	29	3,913,530.00	4.44%	9.750	350	69.35	548
10.000 -10.499	17	1,671,875.00	1.89%	10.253	343	62.68	536
10.500 -10.999	9	1,142,571.00	1.29%	10.698	359	65.58	544
11.000 -11.499	1	48,750.00	0.06%	11.090	360	65.00	524
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
400-499	10	1,465,465.25	1.66%	8.647	359	61.55	489
500-524	79	11,409,324.51	12.93%	8.796	355	72.86	512
525-549	67	9,232,997.87	10.46%	8.558	357	72.94	537
550-574	84	12,308,452.85	13.95%	8.186	358	74.76	561
575-599	58	8,088,119.31	9.17%	8.180	356	78.44	586
600-624	80	14,266,927.71	16.17%	7.711	357	78.44	611
625-649	56	10,618,257.93	12.03%	7.653	357	85.06	636
650-674	34	7,238,393.15	8.20%	7.602	358	85.12	661
675-699	36	6,575,101.10	7.45%	7.134	357	83.69	686
700+	34	6,357,233.09	7.20%	7.438	359	88.84	727
None	4	679,550.00	0.77%	8.115	359	81.75	0
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	26	2,349,588.92	2.66%	8.597	359	40.51	566
50.00- 54.99	21	3,038,961.27	3.44%	8.033	359	52.15	572
55.00- 59.99	30	4,174,064.36	4.73%	8.510	352	56.76	567
60.00- 64.99	19	3,168,403.13	3.59%	8.385	358	62.26	573
65.00- 69.99	28	4,208,400.00	4.77%	8.500	359	66.08	574
70.00- 74.99	56	8,708,311.96	9.87%	8.111	355	71.29	577
75.00- 79.99	68	11,026,890.44	12.50%	7.824	357	76.42	591
80.00	100	15,374,742.26	17.42%	7.915	357	80.00	586
80.01- 84.99	15	2,195,634.03	2.49%	7.612	355	82.90	627
85.00- 89.99	57	9,805,564.97	11.11%	7.887	358	85.30	591
90.00- 94.99	72	13,091,894.65	14.84%	7.757	357	90.44	633
95.00- 99.99	13	2,601,106.09	2.95%	8.054	358	95.00	646
100.00	37	8,496,260.69	9.63%	7.927	358	100.00	659
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
168.000	2	133,400.00	0.15%	8.216	168	67.20	594
180.000	3	206,689.60	0.23%	9.334	179	76.40	566
228.000	1	164,500.00	0.19%	9.590	227	70.00	501
240.000	1	57,750.00	0.07%	10.040	238	75.00	534
288.000	1	82,500.00	0.09%	8.990	287	75.00	517
300.000	4	495,410.00	0.56%	8.035	299	84.52	619
312.000	1	161,200.00	0.18%	10.240	311	74.98	559
324.000	1	44,167.62	0.05%	8.990	322	85.00	573
336.000	2	259,261.99	0.29%	8.043	334	73.33	540
360.000	526	86,634,943.56	98.18%	7.975	359	78.89	601
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	5	340,089.60	0.39%	8.895	174	72.79	577
181-240	2	222,250.00	0.25%	9.707	230	71.30	510
241-300	5	577,910.00	0.65%	8.172	297	83.16	605
301-360	530	87,099,573.17	98.71%	7.980	358	78.87	600
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	542	88,239,822.77	100.00%	7.989	357	78.86	600
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 Arms	250	42,648,724.54	48.33%	7.938	358	78.62	593
2/28 IO	5	1,486,000.00	1.68%	7.478	359	81.40	672
3/27 Arms	275	41,302,796.23	46.81%	8.139	356	78.50	599
3/27 IO	12	2,802,302.00	3.18%	6.828	359	86.43	696
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	17	4,288,302.00	4.86%	7.053	359	84.69	688
Not Interest Only	525	83,951,520.77	95.14%	8.037	357	78.56	596
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	231	42,186,903.86	47.81%	8.147	357	78.33	602
Prepay Penalty: 12 months	15	2,947,434.65	3.34%	7.655	358	74.80	618
Prepay Penalty: 24 months	146	22,942,933.14	26.00%	7.707	358	79.26	593
Prepay Penalty: 30 months	3	642,749.20	0.73%	8.844	358	87.94	592
Prepay Penalty: 36 months	147	19,519,801.92	22.12%	8.003	355	79.84	601
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	542	88,239,822.77	100.00%	7.989	357	78.86	600
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full	352	53,409,004.17	60.53%	8.098	357	78.41	584
Limited	65	11,299,149.62	12.81%	7.701	359	82.53	623
No Income Verification	93	18,226,258.56	20.66%	7.895	357	78.57	622
Stated Income	32	5,305,410.42	6.01%	7.829	357	76.58	635
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	293	47,354,750.10	53.67%	7.959	357	75.92	593
Debt Consolidation	93	14,961,130.30	16.96%	8.049	357	77.87	581
Purchase	103	18,561,542.80	21.04%	7.964	359	88.11	639
Rate/Term Refinance	53	7,362,399.57	8.34%	8.129	354	76.43	593
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	40	6,178,562.99	7.00%	7.945	359	82.99	609
Single Family	421	63,998,311.06	72.53%	8.010	357	76.95	592
Two-Four Family	81	18,062,948.72	20.47%	7.931	358	84.21	626
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	74	12,010,993.55	13.61%	7.806	359	75.55	642
Primary	468	76,228,829.22	86.39%	8.018	357	79.38	594
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	3	254,174.15	0.29%	8.791	359	77.25	588
Arizona	3	404,500.00	0.46%	7.885	360	84.62	657
California	6	1,480,425.00	1.68%	7.485	359	69.74	616
Colorado	4	660,986.92	0.75%	7.407	359	83.82	585
Connecticut	22	3,669,388.25	4.16%	7.842	356	78.92	599
Delaware	2	313,350.00	0.36%	7.589	360	82.10	548
Florida	68	11,084,698.73	12.56%	7.669	355	81.30	605
Georgia	17	2,104,913.00	2.39%	8.320	359	78.88	592
Illinois	46	8,386,395.03	9.50%	8.010	359	80.47	614
Indiana	2	136,350.00	0.15%	9.433	359	76.48	527
Kansas	6	672,602.00	0.76%	8.371	334	85.87	645
Kentucky	4	372,270.11	0.42%	8.400	358	91.63	629
Louisiana	6	883,400.00	1.00%	7.733	347	73.41	563
Maine	3	283,685.20	0.32%	8.647	358	75.10	596
Maryland	28	5,167,321.81	5.86%	8.492	355	75.81	585
Massachusetts	46	11,474,259.32	13.00%	7.777	358	78.15	610
Michigan	18	1,791,748.47	2.03%	8.223	358	81.69	611
Minnesota	14	2,181,385.20	2.47%	7.893	359	83.34	620
Missouri	9	752,350.00	0.85%	9.267	350	84.64	582
Nebraska	2	216,800.00	0.25%	9.404	359	88.75	563
Nevada	3	724,365.87	0.82%	7.634	359	78.77	555
New Hampshire	6	946,350.00	1.07%	8.118	359	75.74	570
New Jersey	57	11,375,743.30	12.89%	8.033	357	77.90	597
New York	19	4,669,176.26	5.29%	7.518	358	75.61	611
North Carolina	10	1,415,135.70	1.60%	9.101	359	83.05	562
Ohio	35	3,233,921.54	3.66%	8.299	357	82.07	598
Pennsylvania	42	4,413,314.99	5.00%	8.139	356	76.63	571
Rhode Island	12	2,108,184.65	2.39%	8.158	359	77.20	594
South Carolina	3	271,600.00	0.31%	8.070	359	77.53	605
Tennessee	1	80,200.00	0.09%	6.390	360	100.00	740
Texas	13	2,076,680.23	2.35%	7.518	359	87.43	651
Virginia	24	3,538,598.44	4.01%	8.268	358	71.59	559
Wisconsin	8	1,095,548.60	1.24%	8.416	359	77.56	636
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	2	323,855.01	0.37%	5.221	359	79.55	678
3.000 - 3.499	4	822,089.00	0.93%	5.617	359	91.26	702
3.500 - 3.999	11	1,992,350.00	2.26%	6.151	359	73.82	662
4.000 - 4.499	36	7,244,316.88	8.21%	6.684	359	78.67	647
4.500 - 4.999	61	12,830,636.66	14.54%	7.094	359	80.31	614
5.000 - 5.499	83	16,286,584.11	18.46%	7.608	357	80.28	621
5.500 - 5.999	101	18,109,438.64	20.52%	8.037	358	82.84	602
6.000 - 6.499	102	13,229,666.86	14.99%	8.555	357	76.19	573
6.500 - 6.999	68	8,465,187.13	9.59%	9.005	357	77.59	562
7.000 - 7.499	44	5,727,302.48	6.49%	9.612	353	74.88	555
7.500 - 7.999	18	2,005,371.00	2.27%	10.106	339	61.92	551
8.000 - 8.499	11	1,056,775.00	1.20%	10.667	359	71.33	536
8.500 - 8.999	1	146,250.00	0.17%	10.490	359	65.00	549
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	4	648,655.01	0.74%	5.348	358	84.78	682
5.500 - 5.999	4	901,039.00	1.02%	5.836	359	83.48	666
6.000 - 6.499	15	2,595,131.54	2.94%	6.286	359	74.63	653
6.500 - 6.999	57	11,907,288.18	13.49%	6.814	359	79.89	638
7.000 - 7.499	60	13,179,683.65	14.94%	7.298	356	79.79	613
7.500 - 7.999	111	20,738,109.02	23.50%	7.798	358	82.95	614
8.000 - 8.499	82	12,406,998.69	14.06%	8.298	357	79.35	590
8.500 - 8.999	102	13,306,523.03	15.08%	8.750	357	76.90	563
9.000 - 9.499	51	5,779,668.65	6.55%	9.246	357	77.79	571
9.500 - 9.999	29	3,913,530.00	4.44%	9.750	350	69.35	548
10.000 -10.499	17	1,671,875.00	1.89%	10.253	343	62.68	536
10.500 -10.999	9	1,142,571.00	1.29%	10.698	359	65.58	544
11.000 -11.499	1	48,750.00	0.06%	11.090	360	65.00	524
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
12.000 -12.499	4	648,655.01	0.74%	5.348	358	84.78	682
12.500 -12.999	4	901,039.00	1.02%	5.836	359	83.48	666
13.000 -13.499	15	2,595,131.54	2.94%	6.286	359	74.63	653
13.500 -13.999	57	11,907,288.18	13.49%	6.814	359	79.89	638
14.000 -14.499	60	13,179,683.65	14.94%	7.298	356	79.79	613
14.500 -14.999	111	20,738,109.02	23.50%	7.798	358	82.95	614
15.000 -15.499	82	12,406,998.69	14.06%	8.298	357	79.35	590
15.500 -15.999	102	13,306,523.03	15.08%	8.750	357	76.90	563
16.000 -16.499	51	5,779,668.65	6.55%	9.246	357	77.79	571
16.500 -16.999	29	3,913,530.00	4.44%	9.750	350	69.35	548
17.000 -17.499	17	1,671,875.00	1.89%	10.253	343	62.68	536
17.500 -17.999	9	1,142,571.00	1.29%	10.698	359	65.58	544
18.000 -18.499	1	48,750.00	0.06%	11.090	360	65.00	524
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.000	542	88,239,822.77	100.00%	7.989	357	78.86	600
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	542	88,239,822.77	100.00%	7.989	357	78.86	600
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
03/01/07	5	923,165.63	1.05%	7.666	343	85.13	601
04/01/07	119	21,416,054.91	24.27%	7.784	358	80.59	597
05/01/07	108	18,147,254.00	20.57%	8.060	359	76.79	594
06/01/07	23	3,648,250.00	4.13%	8.118	360	75.68	589
01/01/08	1	144,768.98	0.16%	9.190	355	63.04	541
03/01/08	1	181,876.06	0.21%	7.927	357	70.00	611
04/01/08	103	14,885,379.59	16.87%	8.074	357	80.09	602
05/01/08	145	23,845,296.60	27.02%	7.989	355	79.13	606
06/01/08	37	5,047,777.00	5.72%	8.292	354	75.99	607
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

AVM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Appraisal	531	86,313,589.65	97.82%	8.008	357	78.73	598
Insured AVM	11	1,926,233.12	2.18%	7.173	351	84.88	692
Total	**542**	**88,239,822.77**	**100.00%**	**7.989**	**357**	**78.86**	**600**

DESCRIPTION OF THE COLLATERAL

FIXED RATE COLLATERAL

		Minimum	Maximum
Scheduled Principal Balance	$324,310,954	$25,000	$773,500
Average Scheduled Principal Balance	$148,223		
Number of Mortgage Loans	2,188		
Weighted Average Gross Coupon	7.58%	5.59%	12.99%
Weighted Average FICO Score	637	417	879
Weighted Average Combined Original LTV	75.26%	11.64%	100.00%
Weighted Average Original Term	322 months	60 months	360 months
Weighted Average Stated Remaining Term	321 months	58 months	360 months
Weighted Average Seasoning	1 months	0 months	5 months
Maturity Date		April 1 2010	June 1 2035
Maximum Zip Code Concentration	1.38%	11236	

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	200	8,590,850.77	2.65%	8.703	259	66.13	623
50,000.01 - 100,000.00	751	55,646,906.12	17.16%	8.233	283	72.31	628
100,000.01 - 150,000.00	484	59,623,317.40	18.38%	7.917	305	73.48	636
150,000.01 - 200,000.00	253	43,785,004.47	13.50%	7.697	317	75.68	638
200,000.01 - 250,000.00	169	38,185,016.19	11.77%	7.557	331	72.20	632
250,000.01 - 300,000.00	106	29,092,313.16	8.97%	7.310	342	74.94	619
300,000.01 - 350,000.00	90	29,302,018.95	9.04%	6.833	344	76.39	642
350,000.01 - 400,000.00	46	17,333,496.52	5.34%	6.715	353	80.81	655
400,000.01 - 450,000.00	39	16,577,755.00	5.11%	7.042	353	82.61	642
450,000.01 - 500,000.00	32	15,292,071.37	4.72%	7.261	354	82.42	661
500,000.01 - 550,000.00	6	3,186,213.70	0.98%	6.445	358	89.98	699
550,000.01 - 600,000.00	2	1,187,700.00	0.37%	6.143	358	82.29	707
600,000.01 - 650,000.00	8	5,034,790.03	1.55%	6.553	356	80.76	681
650,000.01 - 700,000.00	1	700,000.00	0.22%	5.740	359	83.83	668
750,000.01 - 800,000.00	1	773,500.00	0.24%	6.090	358	85.00	626
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	199	49,238,622.68	15.18%	5.827	323	72.26	676
6.000 - 6.499	150	30,199,140.25	9.31%	6.295	324	71.82	677
6.500 - 6.999	315	55,330,202.66	17.06%	6.796	317	76.62	651
7.000 - 7.499	210	34,144,874.62	10.53%	7.280	319	77.75	633
7.500 - 7.999	330	46,731,318.52	14.41%	7.771	318	76.42	631
8.000 - 8.499	220	24,144,944.14	7.44%	8.292	312	76.68	622
8.500 - 8.999	295	33,726,682.52	10.40%	8.807	318	77.42	614
9.000 - 9.499	190	21,052,764.03	6.49%	9.287	323	76.33	601
9.500 - 9.999	166	18,086,130.74	5.58%	9.768	332	73.31	584
10.000 -10.499	59	7,015,499.32	2.16%	10.229	343	73.20	593
10.500 -10.999	32	3,184,171.59	0.98%	10.744	343	66.00	586
11.000 -11.499	15	896,327.61	0.28%	11.291	341	69.44	561
11.500 -11.999	6	406,075.00	0.13%	11.746	359	63.63	516
12.500 -12.999	1	154,200.00	0.05%	12.990	358	60.00	583
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
400-499	71	9,027,262.80	2.78%	9.160	353	65.61	487
500-524	87	10,406,740.50	3.21%	9.062	345	64.78	510
525-549	139	19,506,666.90	6.01%	8.401	333	74.24	537
550-574	172	20,353,205.55	6.28%	8.101	323	74.50	562
575-599	244	35,020,863.41	10.80%	7.898	330	74.04	588
600-624	311	45,361,083.93	13.99%	7.682	326	76.25	612
625-649	309	49,157,165.57	15.16%	7.392	323	76.27	636
650-674	264	40,395,668.45	12.46%	7.138	315	77.09	661
675-699	209	34,114,970.71	10.52%	7.199	315	77.03	686
700+	374	60,099,475.86	18.53%	7.017	304	76.21	745
None	8	867,850.00	0.27%	8.337	359	62.59	0
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	234	25,144,735.51	7.75%	7.420	293	38.95	649
50.00- 54.99	93	12,978,411.42	4.00%	7.440	310	52.35	618
55.00- 59.99	88	10,807,151.24	3.33%	7.665	300	56.92	612
60.00- 64.99	123	16,168,296.56	4.99%	7.522	305	62.00	631
65.00- 69.99	162	26,124,306.65	8.06%	7.227	323	67.10	631
70.00- 74.99	204	30,889,280.63	9.52%	7.516	317	71.93	636
75.00- 79.99	287	43,365,498.15	13.37%	7.898	330	76.51	628
80.00	268	42,917,550.84	13.23%	7.713	333	80.00	623
80.01- 84.99	106	15,170,220.39	4.68%	7.385	316	83.28	642
85.00- 89.99	257	39,325,380.30	12.13%	7.454	325	85.99	637
90.00- 94.99	224	32,885,149.24	10.14%	7.671	325	90.37	651
95.00- 99.99	67	14,458,973.39	4.46%	7.282	327	95.53	665
100.00	75	14,075,999.36	4.34%	7.978	332	100.00	679
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60.000	3	166,223.58	0.05%	6.563	58	31.26	737
72.000	4	228,434.62	0.07%	7.869	71	68.27	707
84.000	7	463,995.05	0.14%	7.264	83	59.77	658
96.000	16	1,308,029.55	0.40%	6.978	95	56.64	674
108.000	8	712,550.00	0.22%	6.844	107	61.24	721
120.000	48	3,559,086.81	1.10%	7.829	119	68.60	647
132.000	10	804,809.83	0.25%	7.774	131	73.48	652
141.000	1	122,320.00	0.04%	5.990	140	55.00	809
144.000	28	2,814,933.91	0.87%	7.436	143	65.50	697
156.000	21	2,054,904.97	0.63%	7.146	155	68.02	661
168.000	70	6,747,631.11	2.08%	7.613	167	73.88	680
180.000	254	24,779,277.11	7.64%	7.334	179	70.88	648
192.000	3	322,775.00	0.10%	8.882	192	84.05	671
204.000	8	786,070.59	0.24%	7.421	202	70.80	691
216.000	10	827,982.00	0.26%	8.571	215	75.96	633
228.000	22	2,876,545.85	0.89%	7.805	226	77.66	663
233.000	1	131,721.00	0.04%	6.740	232	83.00	637
240.000	96	10,384,901.44	3.20%	7.572	239	73.76	647
252.000	13	1,212,030.00	0.37%	8.102	251	77.10	636
264.000	21	2,833,579.64	0.87%	7.103	263	65.00	694
276.000	19	2,008,446.97	0.62%	7.951	275	78.30	645
288.000	25	3,499,993.03	1.08%	7.871	287	77.66	647
300.000	43	5,340,437.37	1.65%	7.896	299	78.07	666
312.000	26	2,779,812.01	0.86%	8.192	311	81.01	616
324.000	30	4,188,084.70	1.29%	7.947	323	79.58	651
336.000	52	8,808,644.78	2.72%	7.490	335	81.88	679
348.000	50	7,016,786.16	2.16%	7.973	347	79.82	626
360.000	1,299	227,530,946.60	70.16%	7.568	359	75.79	629
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	3	166,223.58	0.05%	6.563	58	31.26	737
61-120	83	6,272,096.03	1.93%	7.499	108	64.60	664
121-180	384	37,323,876.93	11.51%	7.387	171	70.86	659
181-240	140	15,329,995.88	4.73%	7.682	232	74.76	652
241-300	121	14,894,487.01	4.59%	7.764	282	75.44	662
301-360	1,457	250,324,274.25	77.19%	7.590	356	76.24	631
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	2,188	324,310,953.68	100.00%	7.576	321	75.26	637
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Fixed Rate	2,172	319,490,484.36	98.51%	7.587	320	75.25	637
Fixed Rate IO	16	4,820,469.32	1.49%	6.855	359	76.01	669
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	16	4,820,469.32	1.49%	6.855	359	76.01	669
Not Interest Only	2,172	319,490,484.36	98.51%	7.587	320	75.25	637
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	512	57,735,893.65	17.80%	8.344	297	73.98	635
Prepay Penalty: 12 months	445	115,979,935.03	35.76%	6.935	348	75.38	631
Prepay Penalty: 24 months	44	4,362,218.48	1.35%	8.083	309	71.58	630
Prepay Penalty: 30 months	8	1,698,031.00	0.52%	7.511	286	88.83	650
Prepay Penalty: 36 months	1,179	144,534,875.52	44.57%	7.770	309	75.63	643
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,092	317,552,574.58	97.92%	7.553	321	75.30	637
Second Lien	96	6,758,379.10	2.08%	8.665	293	73.57	631
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full	1,734	242,335,982.13	74.72%	7.497	316	75.74	636
Limited	141	25,216,299.42	7.78%	7.395	341	75.12	635
No Income Verification	251	46,861,144.45	14.45%	8.011	332	73.77	643
Stated Income	62	9,897,527.68	3.05%	7.922	328	71.10	633
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,162	177,335,537.00	54.68%	7.494	324	72.15	630
Debt Consolidation	704	96,028,206.79	29.61%	7.591	306	77.69	641
Purchase	122	26,056,561.50	8.03%	8.043	355	83.62	664
Rate/Term Refinance	200	24,890,648.39	7.67%	7.619	320	79.31	645
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	61	8,784,413.56	2.71%	7.618	332	75.85	640
Five-Eight Family	52	12,321,978.96	3.80%	9.037	341	69.45	669
Manufacture Housing	154	13,799,506.35	4.26%	7.947	297	77.19	645
Multi-Use	57	11,620,014.72	3.58%	9.429	351	66.97	664
Single Family	1,655	225,799,480.75	69.62%	7.522	314	75.75	633
Two-Four Family	209	51,985,559.34	16.03%	6.947	345	75.78	637
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	167	29,116,078.93	8.98%	8.655	343	70.16	667
Primary	2,021	295,194,874.75	91.02%	7.470	319	75.77	634
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	8	628,187.50	0.19%	8.287	301	80.44	658
Arizona	57	6,721,341.65	2.07%	7.509	305	76.57	651
Arkansas	1	49,971.18	0.02%	8.740	358	44.64	500
California	52	9,652,756.70	2.98%	7.272	301	69.32	649
Colorado	14	1,660,527.31	0.51%	7.364	246	77.10	703
Connecticut	47	8,430,618.27	2.60%	8.067	327	75.68	644
Delaware	28	3,730,269.91	1.15%	7.244	287	73.90	652
Florida	278	31,978,943.58	9.86%	7.756	312	75.64	628
Georgia	14	1,228,450.00	0.38%	8.431	305	73.87	580
Illinois	98	12,085,868.13	3.73%	7.925	293	78.60	643
Indiana	27	1,994,976.45	0.62%	8.145	260	81.88	638
Kansas	10	730,864.07	0.23%	9.076	186	85.27	650
Kentucky	29	2,652,909.32	0.82%	7.788	263	75.52	639
Louisiana	32	2,997,129.18	0.92%	8.298	285	74.57	637
Maine	4	590,700.00	0.18%	7.500	342	76.07	599
Maryland	74	9,715,168.59	3.00%	7.912	302	73.99	638
Massachusetts	29	4,983,841.31	1.54%	7.776	331	65.74	650
Michigan	55	4,937,670.87	1.52%	8.453	314	77.44	614
Minnesota	10	1,182,729.64	0.36%	8.348	321	74.12	593
Missouri	84	6,853,020.06	2.11%	8.309	293	80.83	631
Nebraska	9	564,200.00	0.17%	8.081	212	80.18	649
Nevada	3	580,175.00	0.18%	7.253	358	76.73	627
New Hampshire	28	3,459,587.85	1.07%	7.320	316	68.60	642
New Jersey	73	11,375,854.28	3.51%	8.276	320	68.26	630
New Mexico	1	75,000.00	0.02%	7.590	359	56.82	611
New York	487	127,216,992.36	39.23%	7.025	347	74.92	636
North Carolina	105	9,337,944.15	2.88%	8.611	280	78.64	640
Ohio	105	10,269,998.65	3.17%	8.416	305	80.84	627
Oklahoma	1	63,000.00	0.02%	9.690	358	63.00	495
Oregon	9	1,198,290.00	0.37%	8.340	330	84.81	650
Pennsylvania	150	17,027,248.68	5.25%	7.606	314	76.92	644
Rhode Island	12	2,082,930.88	0.64%	7.336	338	58.75	691
South Carolina	64	6,597,711.90	2.03%	8.338	260	78.69	640
Tennessee	21	1,810,696.47	0.56%	8.190	309	80.99	619
Texas	7	1,034,282.67	0.32%	8.114	329	81.24	604
Vermont	3	389,437.78	0.12%	8.014	359	90.56	663
Virginia	107	12,933,506.10	3.99%	7.897	305	73.27	643
Washington	7	1,109,097.35	0.34%	6.911	291	70.24	660
Wisconsin	44	4,284,130.84	1.32%	8.361	302	81.33	642
Wyoming	1	94,925.00	0.03%	7.190	358	59.38	614
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**

AVM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Appraisal	1,876	281,237,958.76	86.72%	7.662	327	75.22	628
Insured AVM	312	43,072,994.92	13.28%	7.020	283	75.53	699
Total	**2,188**	**324,310,953.68**	**100.00%**	**7.576**	**321**	**75.26**	**637**